As filed with the Securities and Exchange Commission on April 19, 2017

1933 Act File No. 333-217271
1940 Act File No. 811-23043

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-6

For Registration under the Securities Act of 1933
of Securities of Unit Investment Trusts Registered
on Form N-8B-2

A.	Exact name of trust: Olden Lane Trust Series 6
B.	Name of depositor: Olden Lane Securities LLC
C.	Complete address of depositor’s principal executive offices:

200 Forrestal Road, Suite 3B
Princeton, New Jersey 08540

D.	Name and complete address of agent for service:

Olden Lane Securities LLC	With a copy to:
Attention: Michel Serieyssol	Cadwalader, Wickersham & Taft LLP
200 Forrestal Road, Suite 3B	Attention: Ray Shirazi
Princeton, New Jersey 08540	One World Financial Center
New York, New York 10281

It is proposed that this filing will become effective (check appropriate box)

[_]	immediately upon filing pursuant to paragraph (b)
[_]	on (date) pursuant to paragraph (b)
[_]	60 days after filing pursuant to paragraph (a)(1)
[_]	on (date) pursuant to paragraph (a)(1) of rule 485
E.	Title of securities being registered: Units of undivided beneficial interest.
F.	Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.
[_]	Check box if it is proposed that this filing will become effective on (date) at (time) Eastern Time pursuant to Rule 487.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these units until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these units and is not soliciting an offer to buy these units in any state where the offer or sale is not permitted.

Preliminary Prospectus Dated April 19, 2017

Subject to Completion

Olden Lane Target Outcome Fund 2

Capped Performance Portfolio with Buffer Protection

Linked to the SPDR® S&P 500® ETF Trust

Due [●], 2020

(OLDEN LANE TRUST SERIES 6)

You should read this prospectus and retain it for future reference.

The initial value of the units as of the open of business on [●], 2017, was $[●]. The public offering price of the units will be determined as specified in “How to Purchase and Sell Units—Purchasing Units” on page [●], and “Olden Lane Trust Series 6 Portfolio – Portfolio Composition” beginning on page [●]. For more information about the expenses that you will incur for primary market purchases of units, see “Fee Table” on page [●].

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these units or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

[●], 2017

Capped Performance Portfolio with Buffer Protection

Linked to the SPDR® S&P 500® ETF Trust

Due [●], 2020

Overview

The Olden Lane Target Outcome Fund 2, Capped Performance Portfolio with Buffer Protection is Olden Lane Trust Series 6, a unit investment trust (the “Trust”). The Trust will issue units (the “units”) linked to the price performance of the SPDR® S&P 500® ETF Trust (the “reference asset”). Olden Lane Securities LLC (“Olden Lane”) serves as sponsor of the Trust. As described below, exposure of the units to the appreciation of the reference asset is capped and the units provide limited protection against declines in the price of the reference asset, which we refer to as the buffer protection feature.

Investing in the units involves significant risks. As described in detail below, should the closing price of the reference asset decline below a specified level, you may suffer substantial losses on your initial investment.

INVESTMENT OBJECTIVE

The Trust seeks capital appreciation based on the investment performance of the reference asset with reduced risk of loss during a period of approximately three years beginning [●], 2017 (which we will refer to as the “inception date”) and ending [●], 2020 (the “options expiration date”). Specifically, the Trust will seek to participate in 150% (the “participation rate”) of the increase in the price of the reference asset during such period up to a maximum gain over the initial value of the units as stated on the cover page of at least $2.25 per unit, but not more than $2.85 per unit (the “maximum gain”) before Trust fees and expenses. The actual maximum gain will be determined on the inception date and will be stated in the final prospectus of the Trust. Because of the maximum gain feature, the units will only provide a unitholder with limited exposure to the appreciation of the reference asset thus the final distribution amount on the units is capped at least $12.25 per unit, but not more than $12.85 per unit, less Trust fees and expenses. The Trust also seeks to provide protection against the portion of any decline in the reference asset that does not exceed 15% during the term of the Trust. We refer to this limited protection against declines as the “buffer protection” feature. The units also have a minimum distribution feature that provides a minimum distribution on the termination of the Trust, irrespective of any decline in the price of the reference asset. Nonetheless, unitholders may suffer substantial losses in the event of declines in the reference asset. The maximum gain feature, buffer protection feature and minimum distribution feature are all further described below.

The units are price performance only insofar as they exclude the dividends payable on shares of the reference asset. The Trust achieves exposure to the reference asset by entering into a series of FLexible Exchange® options (“FLEX Options,” or the “Options”) on the reference asset at various strike prices, as described below.

Principal Investment Strategy

General

The Trust seeks to achieve its objective by investing in a combination of (i) U.S. Treasury obligations (the “treasury obligations”) that will mature on or shortly before the termination date of the Trust and (ii) a series of FLEX Options on the reference asset at various strike prices that will expire on the options expiration date, which is shortly before the termination date of the Trust.

As explained below, the Trust’s portfolio includes written and purchased “call options” and “put options” with formulas to calculate the option payments at expiration based on the performance of the reference asset. The Options are all European style options, which means that they will be exercisable at the strike price only on the options expiration date. The final distribution amount per unit will primarily depend upon the closing price of the reference asset and the market price of the Options on the options expiration date as discussed under “The Options” below. The final distribution amount per unit is subject to reductions by the amount of the Trust fees and expenses. Fees and expenses are described below under “Fee Table.” Brokerage and other fees also may reduce the final distribution amount as described below under “Principal Risks--Unitholders could experience a dilution of their investment”.

We will refer to the closing price of the reference asset on the options expiration date as the “expiration date closing price”. Following the termination date, the Trust will seek to distribute to each unitholder an amount that reflects a return on the initial value of the units equal to 150% of the performance of the reference asset from the inception date through the options expiration date (such period, the “Trust term”) reduced by the amount of Trust fees and expenses and subject to a “maximum gain feature”, “buffer protection feature” and “minimum distribution feature”, each of which is described below:

(i) If the expiration date closing price of the reference asset increases by less than [●]% from the reference asset initial price of $[●], the Trust will seek to return to unitholders $10 per unit plus a return equal to 150% of the return achieved by the reference asset, subject to reductions by the amount of the Trust fees and expenses.

(ii) If the expiration date closing price of the reference asset increases by more than [●]% from the reference asset initial price of $[●], the Trust will seek to return to unitholders $10 per unit plus a return capped at a maximum gain of at least $2.25 per unit, but not more than $2.85 per unit, subject to reductions by the amount of the Trust fees and expenses. Accordingly, unitholders should not expect to receive a return on their investment in excess of the maximum gain, regardless of whether the closing price of the reference asset multiplied by the participation rate increases by more than the maximum gain from the inception date through the options expiration date. The actual maximum gain will be determined on the inception date and will be stated in the final prospectus of the Trust. The maximum gain is calculated as to the Trust term as a whole and is not an annualized figure. We refer to this capped participation in the appreciation of the reference asset as the “maximum gain” feature.

(iii) If the expiration date closing price of the reference asset remains constant or decreases by not more than 15% from the reference asset initial price of $[●], the Trust will seek to return to unitholders $10 per unit, subject to reductions by the amount of the Trust fees and expenses. We refer to this limited protection against declines in the reference asset as the “buffer protection” feature.

(iv) If the expiration date closing price of the reference asset decreases by more than 15% from the reference asset initial price of $[●], then the Trust will seek to return to unitholders an amount equal to $10 reduced by the portion of the percentage decrease in the price of the reference asset over the Trust term that exceeds 15%, subject to further reduction by the amount of the Trust fees and expenses.

For example, if the price of the reference asset decreases by 50% over the Trust term, the Trust is expected to make a final distribution to unitholders following the termination date in an amount equal to approximately $6.50 per unit (less Trust fees and expenses), which is equal to a loss of approximately 35% relative to the initial value of the units (and corresponds to the amount of the decline in value of the reference asset that exceeds 15%).

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We also refer to this limited protection against declines in the reference asset as the “buffer protection” feature.

(v) If the expiration date closing price of the reference asset decreases by more than 95% from the reference asset initial price of $[●], the Trust will seek to return to unitholders $2 per unit, subject to reductions by the amount of the Trust fees and expenses. We refer to this minimum payment as the “minimum distribution” feature.

If the expiration date closing price of the reference asset declines by more than 15% from the reference asset initial price over the Trust term, you may suffer substantial losses on your initial investment. Unitholders who purchase at prices more than $10 will suffer greater losses.  Unitholders will not receive a positive return (i.e., they will lose money) on their investment unless they receive more on their units than they originally invest (which amount is $[●] per unit for units purchased for standard accounts at the Trust’s inception, or $[●] per unit for units purchased for fee accounts subject to a comprehensive “wrap fee” as described in Part B of the prospectus under “Advisory and Fee Accounts”).

The expected final distribution amount per unit will depend primarily upon the closing price of the reference asset on the options expiration date and will be subject to reduction for Trust fees and expenses. Brokerage and other fees also may reduce the final distribution amount as described below under “Principal Risks – Unitholders could experience a dilution of their investment”.

The maximum gain feature and buffer protection feature affect each shareholder differently depending on the respective purchase price that each unitholder paid for units. For example, the maximum gain feature will result in a smaller return to a unitholder purchasing at a higher price than a unitholder who purchases at a lower price.

The closing price of the reference asset on the options expiration date is impossible to predict. The benefit (if any) of the buffer protection and minimum distribution features or the limitation (if any) of the maximum gain feature cannot be determined until the closing price of the reference asset on the options expiration date is established.

The Trust does not realize the full benefit (if any) of the buffer protection and minimum distribution features until the expiration of the Options on the options expiration date. Accordingly, unitholders redeeming units during the Trust term will likely not receive the benefit of the buffer protection or minimum distribution features. Instead, unitholders redeeming during the Trust term will receive the redemption price of the units as of the redemption date, which will fluctuate based upon the value of the Trust’s portfolio including its investment in the Options. The value of the Options, which is a function of the price of the reference asset, time remaining in the Trust term, volatility of the reference asset, interest rates, dividends, the relevant strike prices, and other market factors, may change rapidly over time. During the Trust term, there will be an imperfect correlation between the prices of the Options and movements in the price of the reference asset due to the price sensitivity of the Options to these factors. In general, you should expect that the redemption price per unit on any day prior to the options expiration date is likely to reflect a return that is lower than the intended return described above.

You may realize a return that is lower than the intended returns described above as a result of units being redeemed prior to the Trust’s termination date, purchasing units at a price other than the initial value of the units, in the event that the Options or the treasury obligations are otherwise liquidated by the Trust prior to expiration, if there is a lack of liquidity for the Options on the options expiration date, if the Trust is unable to maintain the proportional relationship of the Options based on the number of Option contracts in the Trust’s portfolio, if a Corporate Action (defined below) occurs with respect to the reference asset, or as a result of increases in potential tax-related expenses and other expenses of the Trust above estimated levels.

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THE OPTIONS

The Trust will purchase or sell a series of FLEX Options, which are referred to as purchased call Options, purchased put Options, written put Options and written call Options and specified under “Trust Portfolio – Portfolio Composition” on page [●] of the prospectus. When the Trust purchases a put Option, the Trust has the option to sell 100 shares of the reference asset at the relevant strike price; conversely when the Trust sells a put Option, the purchaser has the option sell to the Trust 100 shares of the reference asset at the relevant strike price. When the Trust purchases a call Option, the Trust has the option to buy 100 shares of the reference asset at the relevant strike price; conversely when the Trust sells a call Option, the purchaser has the option to buy from the Trust 100 shares of the reference asset at the relevant strike price. The OCC guarantees performance by each of the counterparties to the Options, becoming the “buyer for every seller and the seller for every buyer”, with the goal of protecting clearing members and options traders from counterparty risk. The Options are all European style options, which means that they will be exercisable at the strike price only on the options expiration date.

The Trust utilizes purchased call Options to accelerate the performance of the reference asset by the participation rate of 150%. The Trust achieves the maximum gain feature by selling an identical number of call Options having a higher strike price than the purchased call Options. The Trust achieves the buffer protection feature by purchasing and selling an identical amount of put Options, the purchased Options having a higher strike than the sold Options. The Trust will pay for all purchased Options at the time of purchase through a single non-refundable upfront option premium. The Options will not require the Trust to post collateral beyond the initial non-refundable premium paid, and there will be no future net payment obligation of the Trust in respect of the Options.

The Options are intended to be liquidated on the options expiration date as near as reasonably practical to the close of market on such day rather than be exercised according to the Options’ terms in order to avoid having the Trust receive shares of the reference asset or be obligated to deliver shares of the reference asset. If the Trust is unable to liquidate the Options on the options expiration date, it will exercise the Options and, in such case, will be required to receive and/or deliver shares of the reference asset. To the extent that sold call Options or purchased put Options are exercised, the Trust will deliver all shares of the reference asset it receives in respect of the other Options and will be left with only cash settlement proceeds in respect of any exercised Options. Otherwise, the Trust will liquidate any delivered shares as quickly as practical. A lack of liquidity for the Options on the options expiration date may frustrate the Trust’s ability to deliver the intended returns on the termination date as described below under “Principal Risks – No one can guarantee that a liquid secondary trading market will exist for the FLEX Options.”

Subject to determination by the Securities Committee of the OCC, adjustments may be made to the FLEX Options for certain events that affect the reference asset (collectively, “Corporate Actions”) specified in the OCC’s by-laws and rules: certain stock dividends or distributions, stock splits, reverse stock splits, rights offerings, distributions, reorganizations, recapitalizations, or reclassifications with respect to the reference asset, or a merger, consolidation, dissolution or liquidation of the reference asset. According to the OCC’s by-laws, the nature and extent of any such adjustment is to be determined by the OCC’s Securities Committee, in light of the circumstances known to it at the time such determination is made, based on its judgment as to what is appropriate for the protection of investors and the public interest, taking into account such factors as fairness to holders and writers (or purchasers and sellers) of the affected Options, the maintenance of a fair and orderly market in the affected Options, consistency of interpretation and practice, efficiency of exercise settlement procedures, and the coordination with other clearing agencies of the clearance and settlement of transactions in the reference asset.

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Below, we describe FLEX Options generally.

FLEX Options. FLEX Options are customized option contracts available through national securities exchanges that are guaranteed for settlement by the OCC. FLEX Options are listed on a U.S. national securities exchange. FLEX Options provide investors with the ability to customize assets and indices referenced by the options, exercise prices, exercise styles (i.e., American-style, exercisable any time prior to the expiration date, or European-style, exercisable only on the option expiration date) and expiration dates, while achieving price discovery in competitive, transparent auctions markets and avoiding the counterparty exposure of over-the-counter options positions. Each option contract entitles the holder thereof to purchase (for the call options) or sell (for the put options) 100 shares of the reference asset at the strike price.

The OCC guarantees performance by each of the counterparties to the FLEX Options, becoming the “buyer for every seller and the seller for every buyer”, with the goal of protecting clearing members and options traders from counterparty risk.

All of the information set forth above relating to the Options and the OCC has been obtained from the OCC. The description and terms of the Options to be entered into with the OCC are set forth in the by-laws and rules of the OCC, available at www.optionsclearing.com. Please see www.optionsclearing.com for more information relating thereto, which websites are not considered part of this prospectus nor are they incorporated by reference herein.

DISTRIBUTIONS

The Sponsor expects that the interest income received by the Trust from the treasury obligations and cash will be used for the payment of Trust expenses. The Sponsor expects Trust expenses to exceed the Trust’s interest income. As of the date of this prospectus, the Trust’s estimated annual operating expenses exceeds its anticipated annual interest income by $[●] per unit. This excess is estimated based on an assumed Trust size and may increase if the size is smaller. See “Fee Table” and the accompanying notes on page [●] of the prospectus. In the unlikely event that the Trust receives interest income in excess of the Trust expenses, the units will pay distributions on each semi-annual distribution date to unitholders of record on the immediately preceding record dates. The record and distribution dates are specified under “Essential Information” on page [●] of the prospectus. Due to significant redemptions or failure of the Trust to reach a certain size, Olden Lane may be required to sell Trust property to meet Trust expenses. In that case, the Trust may be unable to meet its investment objectives and unitholders may incur greater losses (or receive smaller gains) than described above. See “Principal Risks – Since certain of the Trust’s operating expenses are fixed amounts, if the Trust does not reach a certain size, or falls below such size over its life, the actual amount of the operating expenses may, in some cases, greatly exceed the amounts reflected” below. The Trust is required to distribute at least annually substantially all of its investment company taxable income and net capital gain.

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Essential Information

(AS OF THE OPEN OF BUSINESS ON THE INCEPTION DATE)

Inception Date Price(1)	$[●]
Inception Date	[●]
Initial Offering Period	Anticipated to be the two-week period following the date the registration statement filed with the Securities and Exchange Commission becomes effective.
Reference Asset	SPDR® S&P 500® ETF Trust
Reference Asset Initial Price	$[●]
Expiration Date Closing Price	The closing price of the reference asset on the options expiration date based upon the value displayed on the relevant Bloomberg Professional® service page with respect to the reference asset, “SPY <EQUITY> HP” or any successor page on the Bloomberg Professional® service or any successor service, as applicable.
Participation Rate	150%
Options Expiration Date (2)	[●], 2020
Termination Date (2)	[●], 2020
Distribution Dates	Annually, December 20 of each calendar year (or if any such day is not a business day, the succeeding business day).
Record Dates	Annually, December 10 of each calendar year (or if any such day is not a business day, the succeeding business day).
Evaluation Time	The close of trading of the New York Stock Exchange (normally 4:00 p.m. Eastern Time).
CUSIP Numbers
Standard Accounts	[●]
Fee Based Accounts	[●]
Minimum Investment	100 units

(1)	The inception date price includes: the net asset value per unit of the Trust as of the evaluation time on the inception date, organization costs, and the maximum sales fee (which includes a transactional sales fee and the creation and development fee). The public offering price will vary over time based principally on the value of the Options and the treasury obligations. See “How to Purchase and Sell Units – Purchasing Units” in part A and “Purchasing Units – Public Offering Price” in part B of this prospectus for how the public offering price is determined.
(2)	If the options expiration date or termination date is not a business day, the relevant date will be postponed until the next following business day. If the Trust postpones the options expiration date, because such day is not a trading day or due to an adjustment in respect of a Corporate Action, then the termination date will be automatically postponed to maintain the same number of business days between the latest postponed options expiration date and the termination date as existed prior to the postponement(s). A “trading day” with respect to the Options is a business day on which trading for listed options is generally conducted on the primary securities exchange(s) or market(s) on which the Options are listed or admitted for trading. All determinations by the Trust affecting the options expiration date will be made by Olden Lane based on the determinations and conventions applied by the OCC to the FLEX Options and/or to listed options with as similar terms and underlying assets as possible to those of the FLEX Options and the reference asset, respectively.
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Fee Table

The amounts below are estimates of the direct and indirect expenses that you may incur for primary market purchases. In addition, Olden Lane may realize a profit (or sustain a loss) as of the date the Trust is created resulting from the difference between the cost of the treasury obligations to Olden Lane and the cost of the treasury obligations to the Trust. See “Purchasing Units—Sponsor Profits” in Part B of the prospectus for more information. Actual expenses may vary.

Unitholder Transactional Fees	Percentage of Public Offering Price (1)	Amount Per 100 Units
Transactional sales fee paid on purchase (2)	[2.52]%	$[26.05]
Creation and development fee (3)	[0.48]%	$[5.00]
Maximum sales fees (including creation and development fee) (4)	[3.00]%	$[31.05]
Estimated organization costs (5)	[0.39]%	$[4.00]

Annual Operating Expenses	Approximate Percentage of Public Offering Price (1)	Amount Per 100 Units
Custodial, Administration and Transfer Agency fee (6)	[0.116]%	$[1.20]
Supervisory, evaluation and administration fees	[0.068]%	$[0.70]
Estimated other Trust operating expenses (7)	[0.145]%	$[1.50]
Total	[0.330]%	$[3.40]
(1)	Based on a unit with a $[10.35] per unit inception date price. See “How to Purchase and Sell Units – Purchasing Units” in part A and “Purchasing Units – Public Offering Price” in part B of this prospectus for how the public offering price is determined.
(2)	The transactional sales fee provided above is based on the inception date price. Because the transactional sales fee equals the difference between the maximum sales fee and the creation and development fee (as described below), the percentage and dollar amount of the transactional sales fee will vary as the public offering price varies. Despite the variability of the transactional sales fee, each unitholder is obligated to pay the entire applicable maximum sales fee. Dealers and other selling agents can purchase units at the public offering price less a concession or agency commission of [2.00]% of the public offering price per unit. Certain eligible dealers that enter into an agreement with the sponsor may purchase units at prices which also reflect an additional marketing concession of up to [0.50]% of the public offering price per unit.
(3)	The creation and development fee compensates Olden Lane for creating and developing the Trust. The actual creation and development fee is $[0.05] per unit and is paid to Olden Lane at the end of the initial offering period which is expected to be two weeks following the date the registration statement filed with the Securities and Exchange Commission becomes effective. The percentages provided are based on an inception date price of $[10.35] per unit and the percentage amount will vary over time. If the public offering price exceeds $[10.35] per unit, the creation and development fee will be less than [0.48]% of the public offering price; if the public offering price is less than $[10.35] per unit, the creation and development fee will exceed [0.48]% of the public offering price. However, in no event will the maximum sales fee exceed 3.00% of a unitholder’s initial investment.

(4)	You will pay a maximum sales fee of 3.00% of the public offering price per unit (equivalent to [●]% of the net amount invested).
(5)	The estimated organization costs will be deducted from the assets of the Trust at the end of the initial offering period. Estimated organization costs are assessed as a fixed dollar amount per unit, which as a percentage of average net assets, will vary over time.
(6)	Subject to $10,000 minimum fee per annum.
(7)	The estimated Trust operating expenses are based upon an estimated Trust size of approximately $6,000,000. Because certain of the operating expenses are fixed amounts, if the Trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.

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Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust for the periods shown. The example also assumes a 5% return on your investment each year and that the Trust’s operating expenses do not change. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you sell or redeem your units at the end of each period, would be:

1 year	$[●]
2 years	$[●]
Life of Trust: [36] months	$[●]

Hypothetical Examples

The following table illustrates hypothetical returns for the units based on mathematical principles and does not purport to be representative of every possible scenario concerning index returns. The table was prepared with the following assumptions and definitions:

•	The units are assumed to be held from the inception date to the termination date.
•	The “Hypothetical Performance of Reference Asset” is provided for illustrative purposes only. The presentation does not predict or project the performance of the Trust units or the Trust's investment strategy. All amounts are rounded for ease of use.
•	The “Net Payments on Options per Unit” represents computations based on hypothetical expiration date closing prices of the reference asset. Positive amounts indicate net payments to be received by the Trust.
•	The “Cash and Maturity Value of Treasury Obligations per Unit” is the amount of cash held by the Trust and the principal amount of treasury securities purchased by the Trust per unit.
•	The “Estimated Interest Income from Treasury Obligations per Unit (over Trust’s Life)” represents the sum of the scheduled interest payments on the treasury obligations that will be received by the Trust over its scheduled life. The presentation does not fully account for the timing of income and time value of money effects.
•	The “Estimated Trust Expenses per Unit” are assumed to be the amount provided below over the term of the Trust. For ease of use, this presentation does not address the timing of these expenses and the time value of money effects.
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•	The Trust expenses are expected to exceed the actual aggregate interest income from the treasury obligations. The Sponsor may be required to sell treasury obligations and/or Options to meet such expenses and the “Maturity Value of Treasury Obligations per Unit” will be less than is illustrated below.
•	The “Hypothetical Total Distribution per Unit Upon Termination of the Trust” represents the sum of (i) the “Net Payments on Options per Unit,” (ii) the “Maturity Value of Treasury Obligations per Unit” and (iii) the “Estimated Interest Income from Treasury Obligations per Unit”, less the “Estimated Trust Expenses per Unit.”
•	The “Hypothetical Return per Unit” represents the hypothetical gain or loss on an investment in a unit based on the “Hypothetical Total Distribution per Unit Upon Termination of the Trust.” This example assumes a public offering price on the inception date of (i) $[10.09] per unit for fee accounts, or (ii) $[10.35] per unit for standard accounts, which includes a maximum sales fee of $[●] per unit. A higher purchase price would result in a lesser gain or a greater loss than illustrated below.
•	The “Hypothetical Return per Unit” ignores taxes paid by a unitholder.
•	Amounts illustrated below are rounded to the nearest penny for ease of illustration.

Hypothetical Performance of Reference Asset	Net Payments on Options per Unit	Cash and Maturity Value of Treasury Obligations per Unit	Estimated Interest Income from Treasury Obligations per Unit (over Trust’s Life)	Estimated Trust Expenses per Unit	Hypothetical Final Distribution per Unit upon Termination of the Trust	Hypothetical Return per Unit - Fee Accounts (assuming a $[10.09] purchase price)	Hypothetical Return per Unit - Standard (assuming a $[10.35] purchase price)
100%*	$12.05	$0.50	$0.01	$0.10	$12.46	23.48%	20.38%
90%*	$12.05	$0.50	$0.01	$0.10	$12.46	23.48%	20.38%
80%*	$12.05	$0.50	$0.01	$0.10	$12.46	23.48%	20.38%
70%*	$12.05	$0.50	$0.01	$0.10	$12.46	23.48%	20.38%
60%*	$12.05	$0.50	$0.01	$0.10	$12.46	23.48%	20.38%
50%*	$12.05	$0.50	$0.01	$0.10	$12.46	23.48%	20.38%
40%*	$12.05	$0.50	$0.01	$0.10	$12.46	23.48%	20.38%
30%*	$12.05	$0.50	$0.01	$0.10	$12.46	23.48%	20.38%
20%*	$12.05	$0.50	$0.01	$0.10	$12.46	23.48%	20.38%
10%	$11.00	$0.50	$0.01	$0.10	$11.41	13.08%	10.24%
0%	$9.50	$0.50	$0.01	$0.10	$9.91	-1.78%	-4.25%
-10%	$9.50	$0.50	$0.01	$0.10	$9.91	-1.78%	-4.25%
-20%	$9.00	$0.50	$0.01	$0.10	$9.41	-6.74%	-9.08%
-30%	$8.00	$0.50	$0.01	$0.10	$8.41	-16.65%	-18.74%
-40%	$7.00	$0.50	$0.01	$0.10	$7.41	-26.55%	-28.40%
-50%	$6.00	$0.50	$0.01	$0.10	$6.41	-36.46%	-38.06%
-60%	$5.00	$0.50	$0.01	$0.10	$5.41	-46.37%	-47.72%
-70%	$4.00	$0.50	$0.01	$0.10	$4.41	-56.28%	-57.38%
-80%	$3.00	$0.50	$0.01	$0.10	$3.41	-66.19%	-67.04%
-90%	$2.00	$0.50	$0.01	$0.10	$2.41	-76.10%	-76.70%
-100%	$1.50	$0.50	$0.01	$0.10	$1.91	-81.05%	-81.53%

*	Reflects a maximum gain of $2.55 per unit before Trust fees and expenses. The actual maximum gain will be determined on the inception date and will be stated in the final prospectus of the Trust.

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The “Hypothetical Performance of the Reference Asset” does not reflect the payment of dividends on shares of the reference asset. Because of this, any unitholder’s positive return may be less than the return it would receive relative to purchasing shares of the reference asset and holding them for a period equal to the term of the Trust.

The examples that follow complement the presentation in the table above and illustrate various scenarios with respect to an investment in the Trust. The assumptions made in connection with these examples may not reflect actual events. You should not take any example as an indication or assurance of the expected performance of the reference asset, the Options, the treasury obligations or the Trust units.

These examples do not attempt to present any projection of actual Trust performance. These examples are merely intended to illustrate the operation of the Options and the Trust and the return or loss on the Trust units in certain situations. Trust expenses are due at different times during the term of the Trust and any interest income remaining after Trust expenses have been paid is expected to be distributed to unitholders annually. The maximum gain is assumed to be $2.55 per unit before Trust fees and expenses for purposes of the following examples.

Example 1 — Expiration date closing price of the reference asset increases by 50%

The following provides an example of how the Trust would perform should the expiration date closing price of the reference asset increase by 50% over the reference asset initial price. Under this scenario, the unitholder will realize a hypothetical total distribution of approximately $[12.46] per unit on the termination date, calculated as follows:

•	a net payment to the Trust in respect of the Options, expected to be approximately $[12.05] per unit at the options expiration date and consisting of:

o	the Trust receiving value of approximately $[17.00] per unit on the call Options purchased by the Trust,

o	no value being realized with respect to the put Options written by the Trust or the put Options purchased by the Trust, as both would expire worthless,

o	the Trust losing value of approximately $[4.95] per unit on the call Options written by the Trust; and

•	approximately $[0.41] representing the amount of cash and maturity value of treasury obligations in the Trust portfolio net of Trust fees and expenses on the termination date.

In this example, the unitholder’s participation in the appreciation of the reference asset is capped by the maximum gain feature. Therefore, the unitholder does not benefit from the full appreciation of the reference asset during the term of the Trust. Because of the maximum gain feature, the unitholder’s return will be less than a direct investment in the reference asset, which would not be subject to such a maximum gain. In this example, the unitholder’s return is not affected by the buffer protection feature or the minimum distribution feature.

In this example, the hypothetical total return of the Trust to unitholders purchasing the units at the initial public offering price of $[10.35] would be approximately [20.38]% net of estimated Trust fees and expenses. The hypothetical total return of the Trust to unitholders purchasing the units in fee accounts at a public offering price of $[10.09] would be approximately [23.48]% net of estimated Trust fees and expenses. During its term, the Trust would have received approximately $[0.01] per unit in interest income from treasury obligations (which would have been used to pay Trust expenses).

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Example 2 — Expiration date closing price of the reference asset increases by 5%

The following provides an example of how the Trust would perform should the expiration date closing price represent a 5% increase over the reference asset initial price. Under this scenario, the unitholder will realize a hypothetical total distribution of approximately $[10.66] per unit on the termination date, calculated as follows:

•	a net payment to the Trust in respect of the Options, expected to be approximately $[10.25] per unit at the options expiration date consisting of:

o	the Trust receiving value of approximately $[10.25] per unit on the call Options purchased by the Trust,

o	no value being realized with respect to the put Options written by the Trust, the put Options purchased by the Trust or the call Options written by the Trust, as each would expire worthless; and

•	approximately $[0.41] representing the amount of cash and maturity value of treasury obligations in the Trust portfolio net of Trust fees and expenses on the termination date.

In this example, the unitholder’s upside exposure to the reference asset is similar to the return available from a direct investment in the reference asset, but benefits from the additional exposure made available by the participation rate. The unitholder’s return is not affected by the buffer protection feature, the minimum distribution feature or maximum gain feature.

In this example, the hypothetical total return of the Trust to unitholders purchasing the units at a public offering price of $[10.35] would be approximately [3.00]% net of estimated Trust fees and expenses. The hypothetical total return of the Trust to unitholders purchasing the units in fee accounts at a public offering price of $[10.09] would be approximately [5.65]% net of estimated Trust fees and expenses. During its term, the Trust would have received approximately $[0.01] per unit in interest income from treasury obligations (which would have been used to pay Trust expenses).

Example 3 — Expiration date closing price of the reference asset decreases by 5%

The following provides an example of how the Trust would perform should the expiration date closing price represent a 5% decrease from the reference asset initial price. Under this scenario, the unitholder will realize a hypothetical total distribution of approximately $[9.91] per unit from the treasury obligations and the Options on the termination date, calculated as follows:

•	a net payment to the Trust in respect of the Options, expected to be approximately $[9.50] per unit at the options expiration date and consisting of:

o	the Trust receiving value of approximately $[9.00] per unit on the call Options purchased by the Trust,

o	the Trust receiving value of approximately $[0.50] per unit on the put Options purchased by the Trust,

o	no value being realized with respect to the put Options written by the Trust or the call Options written by the Trust, as each would expire worthless, and

•	approximately $[0.41] representing the amount of cash and maturity value of treasury obligations in the Trust portfolio net of Trust fees and expenses on the termination date.

In this example, the unitholder benefits from the buffer protection feature provided where the expiration date closing price represents a decrease in the reference asset, but by less than 15%. Because of the buffer protection feature, the unitholder’s return will be greater than a direct investment in the reference asset. The unitholder’s return is not affected by the minimum distribution feature or maximum gain feature.

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In this example, the hypothetical total return of the Trust to unitholders purchasing the units at a public offering price of $[10.35] would be approximately [-4.25]% net of estimated Trust fees and expenses. The hypothetical total return of the Trust to unitholders purchasing the units in fee accounts at a public offering price of $[10.09] would be approximately [-1.78]% net of estimated Trust fees and expenses. During its term, the Trust would have received approximately $[0.01] per unit in interest income from treasury obligations (which would have been used to pay Trust expenses).

Example 4 — Expiration date closing price of the reference asset decreases by 50%

The following provides an example of how the Trust would perform should the expiration date closing price represent a 50% decrease from the reference asset initial price. Under this scenario, the unitholder will realize a hypothetical total distribution of approximately $[6.41] per unit from the treasury obligations and the Options on the termination date, calculated as follows:

•	a net payment to the Trust on the Options expected to be approximately $[6.00] per unit at the options expiration date consisting of:

o	the Trust receiving value of approximately $[4.50] per unit on the call Options purchased by the Trust,

o	the Trust receiving value of approximately $[5.00] per unit on the put Options purchased by the Trust,

o	no value being realized with respect to the call Options written by the Trust, as they would expire worthless,

o	the Trust losing value of approximately $[3.50] per unit on the put Options written by the Trust; and

•	approximately $[0.41] representing the amount of cash and maturity value of treasury obligations in the Trust portfolio net of Trust fees and expenses on the termination date.

In this example, the unitholder suffers a loss less than the loss that would have resulted from a direct investment in the reference asset. In this example, the unitholder’s return benefits from the buffer protection feature, and is not affected by the minimum distribution feature or maximum gain feature.

In this example, the hypothetical total return of the Trust to unitholders purchasing the units at a public offering price of $[10.35] would be approximately [-38.06]% net of estimated Trust fees and expenses. The hypothetical total return of the Trust to unitholders purchasing the units in fee accounts at a public offering price of $[10.09] would be approximately [-36.46]% net of estimated Trust fees and expenses. During its term, the Trust would have received approximately $[0.01] per unit in interest income from treasury obligations (which would have been used to pay Trust expenses).

Example 5 — Expiration date closing price of the reference asset decreases by 95%

The following provides an example of how the Trust would perform should the expiration date closing price represent a 95% decrease from the reference asset initial price. Under this scenario, the unitholder will realize a hypothetical total distribution of approximately $[1.91] per unit on the termination date, calculated as follows:

•	a net payment to the Trust in respect of the Options, expected to be approximately $[1.50] per unit at the options expiration date and consisting of:

o	the Trust receiving value of approximately $[9.00] per unit on the put Options purchased by the Trust,

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o	no value being realized with respect to the call Options written and purchased by the Trust, as they would expire worthless,

o	the Trust losing value of approximately $[7.50] per unit on the put Options written by the Trust; and

•	approximately $[0.41] representing the amount of cash and maturity value of treasury obligations in the Trust portfolio net of Trust fees and expenses on the termination date.

In this example, the unitholder benefits from the minimum distribution feature and suffers a loss less than the loss that would have resulted from a direct investment in the reference asset. The unitholder’s return is not affected by the buffer protection feature or maximum gain feature.

In this example, the hypothetical total return of the Trust to unitholders purchasing the units at a public offering price of $[10.35] would be approximately [-81.53]% net of estimated Trust fees and expenses. The hypothetical total return of the Trust to unitholders purchasing the units in fee accounts at a public offering price of $[10.09] would be approximately [-81.05]% net of estimated Trust fees and expenses. During its term, the Trust would have received approximately $[0.01] per unit in interest income from treasury obligations (which would have been used to pay Trust expenses).

These examples do not show the past performance of the reference asset or any investment. These examples are for illustrative purposes only and are not intended to be indicative of future results of the reference asset, the Options or the Trust’s units. You may realize a return that is lower than the intended returns described above as a result of units being redeemed prior to the Trust’s termination date, purchasing units at a price other than the initial value of the units, in the event that the Options or the treasury obligations are otherwise liquidated by the Trust prior to expiration, if there is a lack of liquidity for the Options on the options expiration date, if the Trust is unable to maintain the proportional relationship of the Options based on the number of Option contracts in the Trust’s portfolio, if a Corporate Action (defined below) occurs with respect to the reference asset, or as a result of increases in potential tax-related expenses and other expenses of the Trust above estimated levels.

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DESCRIPTION OF THE REFERENCE ASSET

Information concerning the SPDR® S&P 500® ETF Trust (SPY) filed with the United States Securities and Exchange Commission (“SEC”) under the Investment Company Act can be located by reference to SEC file number 811-06125. Information provided to or filed with the SEC can be inspected and copied at the public reference facility maintained by the SEC or through the SEC’s website at www.sec.gov. None of this publicly available information is incorporated by reference into this prospectus.

The reference asset seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P 500® Index (the “underlying index”). To maintain the correspondence between the composition and weightings of stocks held by the reference asset (“reference asset stocks”) and component stocks of the underlying index (“index constituent stocks”), the reference asset adjusts its holdings from time to time to conform to periodic changes in the identity and/or relative weightings of the index constituent stocks.

The reference asset utilizes a “passive” or “indexing” investment approach in attempting to track the performance of the underlying index. The reference asset seeks to invest in substantially all of the securities that comprise the underlying index. The reference asset typically earns income from dividends from its reference asset stocks. These amounts, net of expenses and taxes (if applicable), are passed along to the reference asset’s shareholders as “ordinary income.” In addition, the reference asset realizes capital gains or losses whenever it sells securities. Net long term capital gains are distributed to shareholders as “capital gain distributions.” However, because the component return of the reference asset will be calculated based only on the share price of the reference asset, you will not receive any benefit from or be entitled to receive income, dividend, or capital gain distributions from the reference asset or any equivalent payments.

The shares of the reference asset trade on the NYSE under the symbol “SPY.”

Reference Asset Past Performance

We obtained the historical information about the reference asset in the chart and the graph below from publicly available sources. We have not independently verified the accuracy or completeness of the information obtained from publicly available sources

The following table sets forth the quarterly high, low, and closing prices of the reference asset for each calendar quarter in the period from January 3, 2007 through April 17, 2017. The closing prices listed below were obtained from publicly available information at Bloomberg Financial Markets, rounded to two decimal places. The historical closing prices of the reference asset should not be taken as an indication of its future performance.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
01/03/07	03/30/07	146.04	137.35	142.00
04/02/07	06/29/07	154.10	142.16	150.43
07/02/07	09/28/07	155.07	141.04	152.58
10/01/07	12/31/07	156.48	140.95	146.21
01/02/08	03/31/08	144.93	128.00	131.97
04/01/08	06/30/08	143.05	127.53	127.98
07/01/08	09/30/08	130.71	111.38	115.99
10/01/08	12/31/08	116.06	75.45	90.24
01/02/09	03/31/09	93.47	68.11	79.52
04/01/09	06/30/09	95.08	81.06	91.95
07/01/09	09/30/09	107.32	87.96	105.59

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10/01/09	12/31/09	112.72	102.49	111.44
01/04/10	03/31/10	117.41	105.89	117.00
04/01/10	06/30/10	121.81	103.22	103.22
07/01/10	09/30/10	114.82	102.20	114.13
10/01/10	12/31/10	125.92	113.75	125.75
01/03/11	03/31/11	134.53	126.18	132.59
04/01/11	06/30/11	136.43	126.81	131.97
07/01/11	09/30/11	135.36	112.26	113.15
10/03/11	12/30/11	128.63	109.93	125.50
01/03/12	03/30/12	141.61	127.50	140.81
04/02/12	06/29/12	141.84	128.10	136.10
07/02/12	09/28/12	147.24	133.51	143.97
10/01/12	12/31/12	146.20	135.70	142.41
01/02/13	03/28/13	156.73	145.55	156.67
04/01/13	06/28/13	167.17	154.14	160.42
07/01/13	09/30/13	173.05	161.21	168.01
10/01/13	12/31/13	184.69	165.48	184.69
01/02/14	03/31/14	188.26	174.17	187.01
04/01/14	06/30/14	196.48	181.51	195.72
07/01/14	09/30/14	201.82	191.03	197.02
10/01/14	12/31/14	208.72	186.27	205.54
01/02/15	03/31/15	211.99	199.02	206.43
04/01/15	06/30/15	213.50	205.47	205.89
07/01/15	09/30/15	212.62	187.23	191.59
10/01/15	12/31/15	211.00	192.16	203.87
01/04/16	03/31/16	206.02	182.86	205.52
04/01/16	06/30/16	212.37	199.60	209.48
07/01/16	09/30/16	219.09	208.41	212.55
10/03/16	12/30/16	227.76	208.55	223.53
01/03/17	03/31/17	239.78	232.51	235.74
04/03/17	04/17/17*	235.48	232.51	234.57

*The “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for the shortened period for April 3, 2017 to April 17, 2017 only, and do not reflect complete data for the second calendar quarter of 2017.

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The following graph sets forth the daily closing prices of the reference asset from January 3, 2007 through February April 17, 2017. We obtained the closing prices of the reference assets depicted below from Bloomberg Professional® service (“Bloomberg”) without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg. The historical closing prices of the reference asset are provided for informational purposes only. You should not take the historical prices of the reference asset as an indication of future performance, which may be better or worse than the prices set forth below. The closing price of the reference asset on [●] was [●].

This historical data on the reference asset is not necessarily indicative of its future performance or what the value of the units may be. Any historical upward or downward trend in the price of the reference asset during any period set forth above is not an indication that the price of the reference asset is more or less likely to increase or decrease at any time over the term of the units. The historical data of the reference asset does not reflect any historical or estimated historical performance of the Trust’s investment strategy as the historical data does not reflect the application of the maximum gain, buffer protection, or the participation rate, nor does the historical data reflect the payment by the Trust of any fees or expenses.

Before investing in the units, you should consult publicly available sources for the prices of the reference asset.

The S&P 500® Index – The Underlying Index

All disclosures contained in this document regarding the underlying index, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (the “index sponsor”). The index sponsor, which licenses the copyright and all other rights to the underlying index, has no obligation to continue to publish, and may discontinue publication of, the underlying index. We do not accept any responsibility for the calculation, maintenance or publication of the underlying index or any successor index.

The underlying index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the underlying index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

The index sponsor chooses companies for inclusion in the underlying index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which the index sponsor uses as an assumed model for the composition of the total market. Relevant criteria employed by the index sponsor include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Eleven main groups of companies constitute the underlying index, with the approximate percentage of the market capitalization of the underlying index included in each group as of March 31, 2017 indicated: Information Technology (21.1%), Financials (14.4%), Health Care (13.9%), Consumer Discretionary (12.3%), Industrials (10.1%), Consumer Staples (9.3%), Energy (6.6%), Utilities (3.2%), Real Estate (2.9%), Materials (2.8%) and Telecommunications Services (2.4%). The index sponsor may from time to time, in its sole discretion, add companies to, or delete companies from, the underlying index to achieve the objectives stated above.

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The index sponsor calculates the underlying index by reference to the prices of the index constituent stocks without taking account of the value of dividends paid on those stocks. As a result, the return on the units will not reflect the return you would realize if you actually owned the index constituent stocks and received the dividends paid on those stocks.

Computation of the Underlying Index

While the index sponsor currently employs the following methodology to calculate the underlying index, no assurance can be given that the index sponsor will not modify or change this methodology in a manner that may affect the value of the units.

Historically, the market value of any index constituent stock of the underlying index was calculated as the product of the market price per share and the number of then outstanding shares of such index constituent stock. In March 2005, the index sponsor began shifting the underlying index halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the underlying index to full float adjustment on September 16, 2005. The index sponsor’s criteria for selecting stocks for the underlying index did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the underlying index.

Under float adjustment, the share counts used in calculating the underlying index reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the underlying index. Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block. If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding. As of September 21, 2012, available float shares are defined as the total shares outstanding less shares held by control holders. This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, the index sponsor would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, the index sponsor would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control. For companies with multiple classes of stock, the index sponsor calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The underlying index is calculated using a base-weighted aggregate methodology. The level of the underlying index reflects the total market value of all 500 index constituent stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time. The actual total market value of the index constituent stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941- 43 = 10.

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In practice, the daily calculation of the underlying index is computed by dividing the total market value of the index constituent stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the underlying index, it serves as a link to the original base period level of the underlying index. The index divisor keeps the underlying index comparable over time and is the manipulation point for all adjustments to the underlying index, which is index maintenance.

Maintenance of the Underlying Index

Maintenance of the underlying index includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the underlying index, and do not require index divisor adjustments.

To prevent the level of the underlying index from changing due to corporate actions, corporate actions which affect the total market value of the underlying index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the underlying index remains constant and does not reflect the corporate actions of individual companies in the underlying index. Index divisor adjustments are made after the close of trading and after the calculation of the index closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at-the-market offerings, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. Changes of less than 5.00% due to a company's acquisition of another company in the underlying index are made as soon as reasonably possible. All other changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

Changes in IWFs of more than five percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually when IWFs are reviewed.

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Unitholder Suitability

Investment in units may be suitable if:	Investment in units may not be suitable if:

♦       You fully understand the risks inherent in an investment in the units, including the risk of loss of almost all of your initial investment.

♦       You understand how the Options create exposure to the reference asset and the function of the related buffer protection feature, the participation rate and the maximum gain feature and the risks created thereby.

♦       You can tolerate a loss of some or almost all of your investment and are willing to make an investment that has downside market risk similar to an investment in the reference asset subject to the buffer protection feature as described.

♦       You believe the price of the reference asset will appreciate over the term of the units and that the percentage of appreciation multiplied by the participation rate is unlikely to exceed the maximum gain.

♦       You can tolerate fluctuations in the price of the Trust prior to the termination date that may be similar to or exceed the downside fluctuations in the price of the reference asset.

♦       You plan to hold the Trust to the termination date.

♦       You understand that the benefit (if any) of the participation rate or the buffer protection feature and the limitations (if any) of the maximum gain feature cannot be measured until determination of the expiration date closing price and as a result the net asset value of your units prior to Trust termination will reflect this uncertainty.

♦       You do not fully understand the risks inherent in an investment in the Trust, including the risk of loss of almost all of your initial investment.

♦       You require an investment designed to provide a full return of your initial investment.

♦       You do not understand how the Options create exposure to the reference asset and the related buffer protection feature, or the limitations of the maximum gain feature or the risks created thereby.

♦       You are not willing to make an investment that has downside market risk similar to an investment in the reference asset.

♦       You believe that the price of the reference asset will decline during the term of the Trust, or you believe that the price of the reference asset will appreciate over the term of the Trust and the percentage of appreciation multiplied by the participation rate will exceed the maximum gain.

♦       You cannot tolerate fluctuations in the price of the units prior to the termination date that may be similar to or exceed the downside fluctuations in the price of the reference asset.

♦       You seek current income from your units and are not willing to forego any dividends paid on the reference asset.

♦       You are unwilling to tolerate the risk that the expiration date closing price of the reference asset is impossible to predict and therefore the benefit (if any) of the buffer protection feature or the limitations (if any) of the maximum gain will not be known until Trust termination.

The suitability considerations identified above are not exhaustive. Whether or not the units are a suitable investment will depend on individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in light of your particular circumstances. You should also review carefully the “Principal Risks” beginning on page [●] of this prospectus Part A as well as the “Investment Risks” section of prospectus Part B for risks related to an investment in the Trust.

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Principal Risks

As with all investments, you may lose some or all of your investment in the Trust. This section describes the main risks that can impact the value of units of the Trust. You should understand these risks before you invest and should reach a decision to invest in the Trust only after carefully considering the suitability of such an investment in light of your investment objectives and the specific information set out in this prospectus. We urge you to read the additional explanation of risks relating to the units generally in the "Investment Risks" section of Part B of this prospectus. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the units.

If the value of the assets in the Trust’s portfolio falls, the value of your units will also fall. We cannot guarantee that the Trust will achieve its objective or that a unitholder’s investment return will be positive over any period.

The Trust is not actively managed. The Trust is a unit investment trust and, as a result, is not actively managed. Trust property is only bought and sold in limited circumstances as described in this prospectus. The Trust will generally hold, and may continue to buy, the same assets even though the market value or yield on such assets may have changed. The value of your investment may fall over time.

The value of the assets in the Trust’s portfolio will fluctuate. The value of the assets in the Trust’s portfolio will fluctuate and may fall over time. This could cause the value of your units to fall below your original purchase price. Market values change in response to various factors including changes in the performance and expected volatility of the reference asset, the S&P 500® Index and its various constituents, interest rates and inflation. In addition, the value of the Trust might be affected by (i) the dividend rates the reference asset and stocks comprising the S&P 500® Index, (ii) interest and yield rates on the treasury obligations and in the market generally and (iii) a variety of economic, financial, political, geopolitical, regulatory or judicial events. The Trust does not guarantee any return of principal.

You may lose money on your investment in the Trust units. The return on your units on the termination date is linked to the performance of the reference asset and will depend on whether, and the extent to which, the performance of the reference asset is positive or negative. On the termination date, should the expiration date closing price be less than [●], you may suffer substantial losses on your initial investment. All expected payments are subject to further reductions for Trust expenses.

The Options included in the Trust’s portfolio involve risks. The value of the Options will be affected by, among others, changes in the price of the reference asset, the composition of the S&P 500® Index, changes in interest rates, changes in volatility, as well as in dividend yields of the reference asset and the index constituent stocks, and the remaining time to the options expiration date. The value of the Options does not increase or decrease at the same rate as the price change of the reference asset (although they generally move in the same direction). However, as an Option approaches its expiration date, its value increasingly moves with the value of the reference asset. The value of the written Options may reduce the value of your units. The written Options create an obligation to potentially make a payment in contrast to the purchased Options, which create an obligation to potentially receive a payment. As the value of the written Option contracts increases, it has a negative impact on the value of your units. The Trust may experience substantial downside from specific option contracts positions and certain option contract positions may expire worthless.

The final distribution amount is known only at maturity and any early redemption requires valuation of the Options. The expiration date closing price of the reference asset is impossible to predict. Therefore the return on the units, benefit (if any) of the buffer protection and minimum distribution features or the limitation of the maximum gain feature cannot be determined until the expiration date closing price of the reference asset is known. Any redemption of the units prior to maturity will be at a redemption price which requires determination of the value of the Options. The actual proceeds realized from the sale of an Option may differ from the evaluator’s determination of the fair value. The evaluator’s determination of fair value involves a degree of discretion insofar as the evaluator considers various factors such as current prices for the Options as may be obtained from dealers or brokers and/or prices for comparable options. For these reasons, the net asset value may be at a loss relative to your initial investment even if the reference asset has increased or is otherwise still above the protection afforded by the buffer protection feature. In addition, the Trust’s ability to achieve its investment objective is dependent on unitholders holding until the termination date of the Trust. You may realize a return that is lower than the intended returns described above as a result of units being redeemed prior to the Trust’s termination date, purchasing units at a price other than the initial value of the units, in the event that the Options or the treasury obligations are otherwise

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liquidated by the Trust prior to expiration, if there is a lack of liquidity for the Options on the options expiration date, if the Trust is unable to maintain the proportional relationship of the Options based on the number of Option contracts in the Trust’s portfolio, if a Corporate Action occurs with respect to the reference asset, or as a result of increases in potential tax-related expenses and other expenses of the Trust above estimated levels.

The potential return is limited by a Maximum Gain. The potential return of the units is limited by the maximum gain feature of the Options in the Trust’s portfolio. Unitholders will not benefit from any positive return of the reference asset which, multiplied by the participation rate, is in excess of the maximum gain. As a result, a unitholder’s return may be less than a direct investment in the reference asset.

The Options are subject to risks associated with derivatives securities. The Trust invests in Options, which are derivative securities. These are financial instruments that derive their performance from the performance of an underlying asset or index. Derivatives can be volatile and involve various types and degrees of risks, depending upon the characteristics of a particular derivative. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in a derivative could have a large potential impact on the performance of the Trust. The Trust could experience a loss if derivatives do not perform as anticipated, or are not correlated with the performance of other investments which are used to hedge or if the Trust is unable to liquidate a position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

The Options are subject to risks associated with FLEX Options. The Trust utilizes FLEX Options issued and guaranteed for settlement by the OCC. The Trust bears the risk that the OCC will be unable or unwilling to perform its obligations under the FLEX Options contracts. Additionally, FLEX Options may be less liquid than certain other securities such as standardized options. In a less liquid market for the FLEX Options, the Trust may have difficulty closing out certain FLEX Options positions at desired times and prices as further discussed under “— No one can guarantee that a liquid secondary trading market will exist for the FLEX Options” below.

The values of the FLEX Options do not increase or decrease at the same rate as the reference asset or the S&P 500® Index. The FLEX Options are all European style options, which means that they will be exercisable at the strike price only on the option expiration date. The value of the FLEX Options prior to the option expiration date may vary due to related factors other than the price of shares of the reference asset. The value of the reference asset will not increase or decrease at the same rate as the S&P 500® Index due to “tracking error” described below.

No one can guarantee that a liquid secondary trading market will exist for the FLEX Options. Trading in the FLEX Options may be less deep and liquid than certain other securities. FLEX Options may be less liquid than certain non-customized options. In a less liquid market for the FLEX Options, liquidating the FLEX Options may require the payment of a premium or acceptance of a discounted price and may take longer to complete. In a less liquid market for the FLEX Options, the liquidation of a large number of options may more significantly impact the price. A less liquid trading market may adversely impact the value of the FLEX Options and your investment in the Trust. The Options are intended to be liquidated on the options expiration date rather than be exercised according to the Options’ terms in order to avoid having the Trust receive shares of the reference asset or be obligated to deliver shares of the reference asset. If the Trust is unable to liquidate the Options on the options expiration date, it will exercise the Options and, in such case, will be required to receive and/or deliver shares of the reference asset. To the extent that the Trust receives shares of the reference asset in respect of any exercised Options, and it is not required to deliver such shares in respect of any other exercised Options, the Trust will liquidate such shares as quickly as practical. In such case, your investment in the units will remain subject to risks associated with the reference asset until the delivered shares can be successfully liquidated. This means that a lack of liquidity for the Options on the options expiration date may frustrate the Trust’s ability to deliver the intended returns on the termination date.

Under certain circumstances, current market prices may not be available with respect to the FLEX Options. Under those circumstances, the value of the Options will require more reliance on the judgment of the evaluator than that required for securities for which there is an active trading market, creating a risk of mispricing or improper valuation of the FLEX Options which could impact the value received or paid for units of the Trust.

The FLEX Options are subject to the credit risk of the Options Clearing Corporation. Credit risk is the risk an issuer, guarantor or counterparty of a security in the Trust is unable or unwilling to meet its obligation on the security.

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The OCC acts as guarantor and central counterparty with respect to the FLEX Options. As a result, the ability of the Trust to meet its objective depends on the OCC being able to meet its obligations.

The Trust is subject to performance and equity risk related to the reference asset, the S&P 500® Index and index constituent stocks. The formulae to calculate the Options’ payments at expiration is based on the price performance of the reference asset. The FLEX Options represent indirect positions in the reference asset and are subject to changes in value as the price of the S&P 500® Index or reference asset rises or falls. The value of the FLEX Options may be adversely affected by various factors affecting the reference asset, the S&P 500® Index and the value of the index constituent stocks. The settlement value of the FLEX Options is based on the closing price of the reference asset on the option expiration date only, and will be substantially determined by market conditions as of such time. The reference asset seeks to replicate the performance of the S&P 500® Index. The value of the reference asset will fluctuate over time based on fluctuations in the value of the stocks held by the reference asset which may be impacted by changes in general economic conditions, expectations for future economic growth and corporate profits, interest rates and the supply and demand for stocks that are components of the S&P 500® Index. Although common stocks have historically generated higher average returns than fixed-income securities over the long term, common stocks also have experienced significantly more volatile returns. Common stocks are structurally subordinated to preferred stocks, bonds and other debt instruments in a company’s capital structure, and represent a residual claim on the issuer’s assets that have no value unless such assets are sufficient to cover all other claims.

The value of the Trust does not appreciate due to dividend payments paid by the reference asset or the companies included in the S&P 500® Index. The Trust seeks to provide target returns referencing the price performance of the reference asset, which does not include returns from dividends paid by the reference asset. The Trust seeks to provide target returns referencing the price performance of the reference asset, which does not include returns from dividends paid by the companies in the S&P 500® Index.

Certain features of the reference asset, which is an exchange-traded fund, will impact the value of the Trust’s units. The Trust invests in Options that reference an exchange traded fund (“ETF”) that seeks to track the S&P 500® Index. The risks of investment in such options typically reflect the risks of types of instruments in which the ETF invest. An ETF that seeks to track the S&P 500® Index may not exactly match the performance of the S&P 500® Index due to cash drag, differences between the portfolio of the ETF and the components of the S&P 500® Index, expenses and other factors. The value of the reference asset is subject to the following factors:

• Passive Investment Risk. The reference asset is not actively managed and attempts to track the performance of an unmanaged index of securities. This differs from an actively managed fund, which typically seeks to outperform a benchmark index. As a result, the reference asset will hold constituent securities of the S&P 500® Index regardless of the current or projected performance on a specific security or particular industry or market sector, which could impact the unit price of the reference asset, the FLEX Options and the Trust.

• Tracking Error. ETFs face index correlation risk which is the risk that the performance of an ETF will vary from the actual performance of the target index, known as “tracking error”. It is possible that the reference asset may not fully replicate or may, in certain circumstances, diverge significantly from the performance of the S&P 500® Index due to the reference asset not investing in all stocks comprising the S&P 500® Index, temporary unavailability of certain securities in the secondary market, differences in trading hours between the reference asset and index constituent stocks, the occurrence of corporate actions (mergers and spinoffs) or due to other circumstances.

• Fees and Expenses. Unlike the S&P 500® Index, the reference asset will reflect transaction costs and fees that will reduce its price performance relative to the S&P 500® Index.

• Discount. Shares of ETFs tend to trade at a discount from their underlying net asset value.

The sponsor of the reference asset or the S&P 500® Index (each, a “reference asset sponsor”) may adjust the reference asset or the S&P 500® Index in a way that affects its value, and they have no obligation to consider your interests. A reference asset sponsor can change the investment policies of the reference asset or the policies concerning the calculation of the reference asset’s net asset value, or add, delete, or substitute the underlying assets held by the reference asset or the components included in the S&P 500® Index, as the case may be, or make other

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methodological changes that could change the value of the reference asset or the S&P 500® Index. Additionally, a reference asset sponsor may alter, discontinue, or suspend calculation or dissemination of the S&P 500® Index. Any of these actions could adversely affect the value of the Options and the units. The reference asset sponsors will have no obligation to consider your interests in calculating or revising the reference asset or the S&P 500® Index. Olden Lane is not affiliated with any reference asset sponsor and is not responsible for such any reference sponsor’s public disclosure of information, whether contained in SEC filings or otherwise. You, as an investor in the Trust, should conduct your own investigation into the reference asset and the reference asset sponsors.

Since certain of the Trust’s operating expenses are fixed amounts, if the Trust does not reach a certain size, or falls below such size over its life, the actual amount of the operating expenses may, in some cases, greatly exceed the amounts reflected. The Trust’s cash holdings and interest income from the Trust’s investment in the treasury obligations may be insufficient to meet any or all Trust expenses. If the cash balances in the income and capital accounts are insufficient to provide for expenses and other amounts payable by the Trust, Olden Lane, on behalf of the Trust, will sell Trust property to pay such amounts. Sales of Trust property may result in losses to unitholders, may frustrate the ability of the Trust to meet its investment objective and will reduce the maturity proceeds of treasury obligations per unit available on the termination date.

The public offering price at which you purchase units will affect the return on your units. The public offering price will vary over time based principally on the value of the Options and the treasury obligations. Therefore, two unitholders purchasing at different times who hold until the Trust termination (or otherwise redeem on the same day) would experience different returns. All else being equal, unitholders purchasing at a higher price will experience a lesser return (or greater loss) than unitholders who purchased at a lower price. In the same manner, the maximum gain and the buffer protection will affect unitholders differently depending on their public offering price. For instance, the maximum gain will have the effect of allowing less return to a unitholder purchasing at a higher price than unitholders who purchased at a lower price.

Unitholders could experience a dilution of their investment. As Olden Lane sells units, the size of the Trust will increase. Olden Lane intends to replicate, to the extent possible, the existing portfolio and when the Trust buys treasury obligations and Options, it will pay brokerage or other acquisition fees. The actual cost of new Options may differ from the evaluator’s determination of the fair value. Existing unitholders could experience a dilution of their investment because of these fees, variation in prices and fluctuations in prices between the time Olden Lane creates units and the time the Trust buys Trust property. Unitholders could also experience dilution because of similar fees paid, variation in prices and fluctuations in the prices between the time that unitholders redeem units and Olden Lane sells or unwinds Trust property. Olden Lane intends to minimize this dilution and expects the amount to be relatively small. Olden Lane cannot guarantee that the Trust will retain its present size for any length of time. Finally, unitholders will experience dilution of their investment in the event that the Trust incurs extraordinary expenses such as litigation costs or becomes subject to unexpected increases in tax-related expenses.

The treasury obligations in the Trust’s portfolio are subject to interest rate risk. No one can predict whether interest rates will rise or fall in the future. Treasury obligations are direct obligations of the United States that are backed by the full faith and credit of the United States. The value of the treasury obligations will be adversely affected by decreases in bond prices and increases in interest rates. Certain treasury obligations may have been purchased at the close of regular trading on the New York Stock Exchange on the Trust’s inception date at prices lower than their par value at maturity, indicating a market discount. Certain treasury obligations may have been purchased at the close of regular trading on the New York Stock Exchange on the Trust’s inception date at prices greater than their par value at maturity, indicating a market premium. Generally, the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. Given today’s historically low interest rate environment, risks associated with rising rates are heightened.

The value of the Trust’s portfolio is subject to legislation and litigation risk. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on the reference asset or certain of the reference asset stocks. Such an initiative may also have a negative impact on the Trust’s portfolio, or on the tax treatment of your investment in the Trust. In addition, litigation regarding any of the issuers of the reference asset stocks or of the industries represented by these issuers may negatively impact the share prices of these securities and, therefore, the price of the reference asset. No one can predict what impact any pending or threatened litigation will have on the share prices of any of the reference asset stocks and what the overall affect may be on the value of the Trust.

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There is no requirement that Olden Lane maintain a secondary market for Trust units. While a unitholder is subject to the risk that Olden Lane may not maintain a secondary market for Trust units, on any business day during the term of the Trust, a unitholder may direct its financial intermediary to redeem units directly from the Trust as described below under “How to Purchase and Sell Units—Redemption of Units.”

An investment in the Trust is not insured or guaranteed by the FDIC. An investment in the Trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Potential conflict of interest. There are also potential conflicts of interest between the unitholders and the evaluator and supervisor, which, in each case, will be an affiliate of Olden Lane. The evaluator will determine the value of Trust property and, therefore, the index return and the final distribution amount per unit.

The tax treatment of the units is uncertain. The Trust intends to elect and to qualify each year to be treated as a regulated investment company (“RIC”) under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). As a RIC, the Trust will not be subject to U.S. federal income tax on the portion of its net investment income and net capital gain that it distributes to unitholders, provided that it satisfies certain requirements of the Code. If the Trust does not qualify as a RIC for any taxable year and certain relief provisions are not available, the Trust’s taxable income will be subject to tax at the Trust level and to a further tax at the unitholder level when such income is distributed. You should read carefully the sections entitled “Tax Status” in Part B of this prospectus and consult your tax advisor about your tax situation.

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Taxes

The Trust intends to elect and to qualify each year to be treated as a RIC under Subchapter M of the Code. Income and capital gain distributions you receive from the Trust generally are subject to federal income taxes and may also be subject to state and local taxes. The Trust intends to distribute, at least annually, substantially all of its investment company taxable income and net capital gain. However, as described under “Distributions” below, unitholders should not expect to receive significant current income from the Trust. See “Tax Status” in Part B of the prospectus for further tax information.

REPORTS

The Bank of New York Mellon, as transfer agent for the Trust, or your financial professional will make available to you a statement showing income, receipts and distributions for that year. After the close of each year the Trust’s transfer agent will also make available an annual report on the Trust’s activity and certain tax information. This annual report will provide a list of all Trust property bought and sold during the relevant year. You may request copies of security evaluations to enable you to complete your tax forms and audited financial statements for the Trust, if available.

How to Purchase and sell Units

Purchasing Units. You can purchase units of the Trust at the public offering price on any business day during the initial offering period by contacting your financial advisor or other financial intermediary. The public offering price includes: the aggregate net underlying value of the Trust property, organization costs, and the maximum sales fee (which includes a transactional sales fee and the creation and development fee). At the end of the initial offering period, the public offering price of the units will no longer include the creation and development fee and a pro rata portion of the estimated organizational costs of the Trust. See “Purchasing Units” in Part B of the prospectus for more information.

Redemption of Units. All or a portion of your units may be tendered to the transfer agent for redemption at its unit investment trust office in the City of New York on any day the New York Stock Exchange is open. No redemption fee will be charged by Olden Lane or the transfer agent, but you are responsible for the applicable governmental charges, if any. Units redeemed by the transfer agent will be canceled. You may redeem all or a portion of your units by sending a request for redemption to your bank or broker-dealer through which you hold your units. Within seven calendar days following satisfactory tender, the unitholder will receive in cash an amount for each unit equal to the net asset value per unit next computed on the date of tender. The “date of tender” is deemed to be the date on which units are received by the transfer agent, except that with respect to units received by the transfer agent after the close of the New York Stock Exchange or on a day which is not a business day, the date of tender is deemed to be next business day. Redemption requests received by the transfer agent after the close of the New York Stock Exchange and redemption requests received by authorized financial professionals after the close of the New York Stock Exchange, or redemption requests received by such persons that are not transmitted to the transfer agent until after the time designated by the transfer agent, are priced based on the date of the next determined net asset value provided they are received timely by the transfer agent on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the transfer agent so they will be received in a timely manner. Certain broker-dealers or selling firms may charge an order handling fee for processing redemption requests. Units redeemed directly through the transfer agent are not subject to such fees. See “Redeeming and Selling Units—Selling Units—Computation of Net Asset Value” in Part B of the prospectus for more information on the net asset value computation.

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Selling Units. Olden Lane may, but is not obligated to, maintain a secondary market for unitholders seeking to sell Trust units. If you want to sell your units, Olden Lane may buy them in the secondary market at the net asset value. Olden Lane may then resell the units to other investors at the public offering price or redeem them for the net asset value. The net asset value is displayed daily on the Internet at www.oldenlane.com. Certain broker-dealers or selling firms might also maintain a secondary market in units and may charge a transaction fee for processing unit redemptions or sale requests. You should contact your financial advisor or other financial intermediary for current repurchase prices to determine the best price available. Olden Lane, and any other broker-dealer that maintains a secondary market, may discontinue such secondary market at any time without notice. Even if neither Olden Lane nor any other broker-dealer makes a market, you will be able to redeem your units as described in “Redemption of Units” above. See “Redeeming and Selling Units” in Part B of the prospectus for more information.

Until the end of the initial offering period, the price at which the Trust will redeem units and the price at which Olden Lane may repurchase units include the creation and development fee and a pro rata portion of estimated organization costs. Following such period, the price at which the Trust will redeem units and the price at which Olden Lane may repurchase units will not include the creation and development fee and estimated organizational costs of the Trust.

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Capped Performance Portfolio with Buffer Protection Linked to the SPDR® S&P 500® ETF Trust, Due [●], 2020

As of [●], 2017

OLDEN LANE TRUST SERIES 6 (the “Trust”) Portfolio Portfolio Composition

FLEX Options (1)
Description	Strike Price	Strike Price as a Percentage of the Initial Market Reference Price	Number of Options Contracts	Market Value Per Option	Percentage of Net Assets	Cost of Securities to Trust (2)
Purchased Options
Purchased Call Options on the SPDR® S&P 500® ETF Trust, Expiring [●] (3)	$[●]	[5]%	[10]	$[●]	[●]%	$[●]
Purchased Call Options on the SPDR® S&P 500® ETF Trust, Expiring [●] (3)	$[●]	[100]%	[5]	$[●]	[●]%	$[●]
Purchased Put Options on the SPDR® S&P 500® ETF Trust, Expiring [●] (3)	$[●]	[100]%	[10]	$[●]	[●]%	$[●]
Total Purchased Options					[●]%	$[●]

Written Options
Written Call Options on the SPDR® S&P 500® ETF Trust, Expiring [●] (3)	$[●]	[●]%	[15]	$[●]	[●]%	$[●]
Written Put Options on the SPDR® S&P 500® ETF Trust, Expiring [●] (3)	$[●]	[85]%	[10]	$[●]	[●]%	$[●]
Total Written Options					[●]%	$[●]

Total Options					[●]%	$[●]

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Treasury Obligations
Description of Treasury Obligations	Aggregate Principal Amount	Percentage of Net Assets	Cost of Securities to Trust (2)
United States Treasury Note, [●]%, Due [●]	$[●]	[●]%	$[●]
Total Treasury Obligations		[●]%	$[●]

TOTAL		[●]%	$[●]

Notes to Trust Portfolio

(1)	Each FLEX Option contract entitles the holder thereof (i.e. the purchaser of the Option) to purchase (for the call Options) or sell (for the put Options) 100 shares of the reference asset at the strike price.
(2)	The value of FLEX Options is based on the last quoted price for the Options where readily available and appropriate. In cases where the Options were not traded on any evaluatory valuation date or where the evaluator determines that market quotations are unavailable or inappropriate (e.g. due to infrequent transactions, thin trading or otherwise), the value of the Options is based on the last asked or bid price provided by dealers active in market-making of securities similar to the Options in the over-the-counter market if available and appropriate. During the initial offering period the determination for the Purchased Call and Put Options will generally be on the basis of ask prices and for the Written Call and Put Options will generally be on the basis of bid prices. After the initial offering period ends, such determination for the Purchased Call and Put Options will generally be on the basis of bid prices and for the Written Call and Put Options will generally be on the basis of ask prices.

If market quotes, ask prices and bid prices are unavailable or inappropriate (e.g. due to infrequent transactions, thin trading or otherwise), each Option’s value is based on the evaluator’s good faith determination of the fair value of the Options at its reasonable discretion. To determine the fair value of the Options, where and if available, the evaluator may use values generated using third party valuation services. The evaluator may also generate their own model-based valuations of the Options, including using the Black-Scholes model for option valuation and use current market quotations and ask/bid prices for comparable listed options that are more actively traded.

The value of Treasury Obligations is based on the current ask side evaluation during the initial offering period and will be based on the bid side evaluation after such period.

Account Standards Codification 820, “Fair Value Measurements” establishes a framework for measuring fair value and expands disclosure about fair value measurements in financial statements for the Trust. The framework under the standard is comprised of a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quote prices (unadjusted) for identical assets or liabilities in active markets that the Trust has the ability to access as of the measurement date.

Level 2: Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

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Level 3: Significant unobservable inputs that reflect on a trust’s own assumptions about the assumptions that market participants would use in pricing an asset or liability. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. Changes in valuation techniques may result in transfers in or out of an investment’s assigned level as described above.

The following table summarizes the Trust’s investment as of the Trust’s inception, based on inputs used to value them:

	Level 1	Level 2	Level 3
Purchased Options	$0	$[●]	$0
Written Options	$0	$[●]	$0
Treasury Obligations	$0	$[●]	$0
Total	$0	$[●]	$0

The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of securities to the Trust) are $[●] and $[●] respectively.

(3)	This is a non-income producing security.

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Olden Lane Trust Series 6 (the “Trust”)

Capped Performance Portfolio with Buffer Protection Linked to the SPDR® S&P 500® ETF Trust

Due [●], 2020

STATEMENT OF FINANCIAL CONDITION

as of [●], 2017

Investment in Securities
Contracts to purchase Treasury obligations Value of Purchased Options Accrued interest to the first settlement date Cash	$
Total	$
Liabilities and Interest of Unitholders
Liabilities:
Value of Written Options Due to Sponsor	$
Total	$
Interest of Unitholders
Cost to unitholders
Less transactional sales fee
Less creation and development fee Less organization costs
Net interest of unitholders	$
Total	$
Number of units
Net asset value per unit	$

Notes to Statement of Financial Condition.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Unitholders

Olden Lane Trust Series 6

We have audited the accompanying statement of financial condition, including the Trust portfolio set forth on pages [●] and [●], of Olden Lane Trust Series 6, as of [●]. The statement of financial condition is the responsibility of the Trust’s sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Trust’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statement of financial condition presentation. Our procedures included confirmation of securities owned as of [●] by correspondence with The Bank of New York Mellon, the Trust’s custodian, and counterparties. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Olden Lane Trust Series 6, as of [●], in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

[●]

[●]

End of Prospectus Part A

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Olden Lane Trust

Prospectus Part B

Dated [n], 2017

The prospectus for each series of the Olden Lane Trust (each such series, a "Trust") is divided into two parts. Part A of the prospectus relates exclusively to a particular Trust and provides specific information regarding that Trust's portfolio, strategies, investment objectives, expenses, financial highlights, income and capital distributions, hypothetical performance information, principal risks and optional features. Part B of the prospectus provides more general information regarding the Trusts. You should read both parts of the prospectus and retain them for future reference. Except as provided in Part A of the prospectus, the information contained in this Part B will apply to each Trust.

Organization

The Trust is a newly established, separate series of Olden Lane Trust. Olden Lane Trust is a statutory trust created under the laws of the State of Delaware on February 10, 2015 by a Master Trust Agreement (the “Master Trust Agreement”) between Olden Lane Securities LLC (“Olden Lane”), as depositor, and Wilmington Trust, National Association, as trustee. Each separate series created within Olden Lane Trust is governed by the Master Trust Agreement and a respective Series Supplement to the Master Trust Agreement (together, the “Trust Agreement”). The Series Supplement for a Trust is dated as of the inception date for that Trust. The value of the securities and other property comprising the Trust’s portfolio (the “Trust property”) is determined on each business day by the evaluator as discussed under “Redeeming and Selling Units—Selling Units—Computation of Net Asset Value.” Following the close of regular trading on the New York Stock Exchange on the business day immediately preceding the inception date, Olden Lane delivered securities or other property, contracts and/or funds (represented by cash or a certified check(s) and/or an irrevocable letter(s) of credit issued by a major commercial bank) for the purchase of certain securities to the Trust’s Custodian (as defined below) or, to the extent applicable, otherwise executed and delivered on behalf of the Trust certain derivatives agreements. After the delivery of the securities and/or other property and, if applicable, execution and delivery of any derivatives agreements and the creation of the Trust, the Trust’s transfer agent delivered to Olden Lane the units (the “units”) comprising the ownership of the Trust. These units are now being offered pursuant to this prospectus.

The Bank of New York Mellon (the “Custodian”), a banking corporation organized under the laws of New York, performs services for the Trust as custodian, transfer agent and administrator. Olden Lane Advisors LLC acts as evaluator and supervisor and Olden Lane acts as depositor, pursuant to a Master Services Agreement and a respective series supplement to the Master Services Agreement relating to each Trust among Olden Lane Trust, Olden Lane, Olden Lane Advisors LLC and the Custodian (together, the “Services Agreement”).

Unless otherwise indicated, references to “Olden Lane,” “we,” “our,” and “us” refer to Olden Lane only and not to its affiliated entities. References to “you” and “your” refer to the unitholder, which refers to those own units registered in each holder’s name on the books that the Trust’s transfer agent maintains for this purpose.

Units

Each unit represents an undivided beneficial interest in the assets of the Trust. Units will remain outstanding until redeemed or until the termination of the Trust Agreement for the Trust.

Purchasing Units

Public Offering Price. You can buy units of the Trust on any business day during the initial offering period by contacting your financial professional. The public offering price includes: the aggregate net underlying value of the Trust property, organization costs, and the maximum sales fee (which includes a transactional sales fee and the creation and development fee). Olden Lane refers to the purchase price of units as the “public offering price.”

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At the end of the initial offering period, the public offering price of the units will no longer include the creation and development fee and a pro rata portion of estimated organizational costs.

The initial prices of the Trust property comprising the portfolio were determined as described in “Olden Lane Trust Portfolio –Portfolio Composition” in Part A of this prospectus. On the first day Olden Lane sells units, it will compute the public offering price as of the close of the New York Stock Exchange. on such day. Such determinations are made each business day during the initial public offering period as of the evaluation time set forth in “Essential Information” in Part A of this prospectus, effective for all sales made subsequent to the last preceding determination. For information relating to the calculation of the net asset value which is determined on each business day by the evaluator at the evaluation time, see “Redeeming and Selling Units—Selling Units—Computation of Net Asset Value” below.

Organization Costs. During the initial offering period, a portion of the public offering price includes an amount of securities or cash to pay for all or a part of the costs incurred in establishing the Trust (“organization costs”). These organization costs include the cost of preparing the registration statement, the Trust Agreement, the Services Agreement and other documents related to the Trust and Trust property, registering units with the securities regulators, commodities regulators and state blue sky fees, the initial audit and valuation of the Trust portfolio, fees paid to a portfolio consultant for assisting Olden Lane in selecting the Trust’s portfolio, if any, licensing fees paid for the use of intellectual property, if any, and the initial fees and expenses of the Trustee, the Custodian and legal and other out-of-pocket expenses related thereto. Organization costs will not include the expenses incurred in the printing of preliminary prospectuses and prospectuses, expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses. Organization costs will be deducted from the Trust at the earlier of six months after the business day immediately preceding the inception date or the end of the initial offering period. The Trust may use distributions from the Trust property or otherwise may sell securities, or otherwise dispose of Trust property to reimburse Olden Lane for these costs. Organization costs will not exceed the estimate set forth under “Fee Table” in Part A of the prospectus.

Transactional Sales Fee. The transactional sales fee is an amount up to a percentage of the public offering price set forth in Part A of the prospectus. This percentage amount of the transactional sales fee is based on the public offering price on the inception date. Because the transactional sales fee is the difference between the maximum sales fee and the creation and development fee, the percentage and dollar amount of the transactional sales fee will vary as the public offering price varies. The transactional sales fee does not include the creation and development fee which is described under “Trust Expenses” below and “Fee Table” in Part A of the prospectus.

Reduction of Transactional Sales Fees. If provided in Part A of the prospectus, Olden Lane may offer a variety of ways for you to reduce the maximum sales fee you pay. It is your financial professional’s responsibility to alert us of any transactional sales fee discount when you order units. Since the creation and development fee is a fixed dollar amount per unit, the Trust must charge the creation and development fee per unit regardless of any discounts. However, when you purchase units of the Trust, if you are eligible to receive a discount such that your total maximum sales fee is less than the fixed dollar amount of the creation and development fee, Olden Lane will credit you the difference between your maximum sales fee and the creation and development fee at the time you buy units by providing you with additional units.

Advisory and Fee Accounts. Olden Lane will eliminate the transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive “wrap fee” is imposed (a “fee account”). This discount applies during the initial offering period and is not available unless the applicable investment professional notifies Olden Lane of a particular investor’s eligibility for the discount. Your financial professional may purchase units with the appropriate fee account CUSIP numbers to facilitate purchases under this discount. Olden Lane reserves the right to limit or deny purchases of units not subject to the transactional sales fee by investors whose frequent trading activity Olden Lane determines to be detrimental to the Trust. Olden Lane will receive and you will pay the creation and development fee. See “Trust Expenses” below for additional information.

Employees. If provided in Part A of the prospectus, Olden Lane will not charge the portion of the transactional sales fee that it would normally pay to your financial professional for purchases made by officers, directors and

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employees and their family members (spouses, children under the age of 21 living in the same household, parents and trustees, custodians or fiduciaries for the benefit of such persons) of Olden Lane and its affiliates, or by employees of selling firms and their family members (spouses, children and parents). Such purchases are also subject to the creation and development fee. This discount applies during the initial offering period. Only those broker-dealers that allow their employees to participate in employee discount programs will be eligible for this discount.

Dividend Reinvestment Plan. If dividend reinvestment is made available in Part A of the prospectus, Olden Lane does not charge any sales fee when you reinvest distributions from your Trust into additional units of the Trust. This discount applies during the initial offering period and in the secondary market.

Distribution of Units. Olden Lane sells units to the public through broker-dealers and other firms. Sales may be made to or through dealers at prices which represent discounts from the public offering price. Olden Lane may reallow all or part of the transactional sales fee you pay to these distribution firms when they sell units. Certain commercial banks may make units available to their customers on an agency basis. A portion of the transactional sales fee paid by such banks’ customers is retained by the banks. Olden Lane will retain the balance of any transactional sales fee. For units sold during the initial offering period, the transactional sales fee paid for a given transaction is as provided in Part A of the prospectus.

Other Compensation and Benefits to Broker-Dealers. Olden Lane may provide, at its own expense and out of its own profits, additional compensation and benefits to broker-dealers who sell units of this Trust and Olden Lane’s other products. This compensation is intended to result in additional sales of Olden Lane’s products and/or compensate broker-dealers and financial advisors for past sales. Olden Lane may make these payments for marketing, promotional, or related expenses, including, but not limited to expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of Olden Lane products. Olden Lane may make such payments to any intermediaries that sell Olden Lane products. These arrangements will not change the price unitholders pay for their units.

Olden Lane may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing trading or purchasing trading systems to process unit trades.

Payments of such additional compensation, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend an Olden Lane product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your units.

Olden Lane generally registers units for sale in various states in the United States. Olden Lane does not register units for sale in any foreign country. It is your financial professional’s responsibility to ensure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. Olden Lane may reject any order for units in whole or in part.

During the term of the Trust, Olden Lane may realize profit or loss as a result of fluctuations in the market value of units held by Olden Lane for sale to the public. If Olden Lane maintains a secondary market, Olden Lane will realize profit or losses in the amount of any difference between the price at which units are resold (which price includes the applicable transactional sales fee) or from a redemption of repurchased units at a price above or below the purchase price.

Dealers’ Profits. As set forth under “Purchasing Units—Public Offering Price,” the dealers will receive gross commissions equal to the specified percentages of the public offering price of the units. In offering units, dealers will also realize profits or sustain losses in the amount of any difference between the price at which they acquire or buy units and the price at which they resell or redeem such units and to the extent they earn sales fees on purchases.

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Sponsor Profits. Olden Lane will receive up to the maximum sales fees equal to the percentage of the public offering price of the units described in Part A of the prospectus. In addition, Olden Lane may realize a profit (or sustain a loss) as of the date the Trust is created resulting from the difference between the public offering prices of the securities or other Trust property to Olden Lane and the cost of such securities or other Trust property to the Trust. Olden Lane may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily market value of the securities or other Trust property.

Market for Units. After the initial offering period, Olden Lane and certain other broker-dealers may, but are not obligated to, maintain a market for units of the Trust offered hereby and continuously offer to purchase said units at prices, determined by the evaluator, based on the value of the Trust property. The public offering price of any units resold by Olden Lane will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to Olden Lane. If Olden Lane or any broker-dealer decides to maintain a secondary market, it may suspend or discontinue purchases of units of the Trust at any time.

Redeeming and Selling Units

You may redeem or sell your units as described below. The sale or redemption price of units is often referred to as the “net asset value.” The net asset value is displayed daily on the Internet at www.oldenlane.com and may be available through your financial professional.

Redemption of Units. All or a portion of your units may be tendered to the transfer agent for redemption at its unit investment trust office in the City of New York on any day the New York Stock Exchange is open. No redemption fee will be charged by Olden Lane or the transfer agent, but you are responsible for the applicable governmental charges, if any. Units redeemed by the transfer agent will be canceled. You may redeem all or a portion of your units by sending a request for redemption to your bank or broker-dealer through which you hold your units. No later than seven calendar days following satisfactory tender, the unitholder will be entitled to receive in cash an amount for each unit equal to the net asset value per unit next computed on the date of tender. The “date of tender” is deemed to be the date on which units are received by the transfer agent, except that with respect to units received by the transfer agent after the close of the New York Stock Exchange or on a day which is not a business day, the date of tender is deemed to be next business day. Redemption requests received by the transfer agent after  the close of the New York Stock Exchange, and redemption requests received by authorized financial professionals after the close of the New York Stock Exchange, or redemption requests received by such persons that are not transmitted to the transfer agent until after the time designated by the transfer agent, are priced based on the date of the next determined net asset value provided they are received timely by the transfer agent on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the transfer agent so they will be received in a timely manner. Certain broker-dealers or selling firms may charge an order handling fee for processing redemption requests. Units redeemed directly through the transfer agent are not subject to such fees.

Selling Units. Olden Lane may, but is not obligated to, maintain a secondary market for unitholders seeking to sell Trust units. If you want to sell your units, Olden Lane may buy them in the secondary market at the net asset value. Olden Lane may then resell the units to other investors at the public offering price or redeem them for the net asset value subject to the provisions further described in this section. Certain broker-dealers might also maintain a secondary market in units and may charge a transaction fee for processing unit redemptions or sale requests. You should contact your financial advisor or other financial intermediary for current repurchase prices to determine the best price available. Olden Lane, and any other broker-dealer that maintains a secondary market, may discontinue such secondary market at any time without notice. Even if neither Olden Lane nor any other broker-dealer makes a market, you will be able to redeem your units as described in “Redemption of Units” above.

Until the end of the initial offering period, the price at which the Trust will redeem units and the price at which Olden Lane may repurchase units include the creation and development fee and a pro rata portion of estimated organization costs. Following such period, the price at which the Trust will redeem units and the price at which Olden Lane may repurchase units will not include the creation and development fee and estimated organizational costs of the Trust.

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Redemption shall be made by the transfer agent no later than the seventh calendar day following the date of tender for redemption (the “redemption date”) by payment of cash equivalent to the net asset value multiplied by the number of units being redeemed. The net asset value is determined as set forth below under “Redeeming and Selling Units—Selling Units—Computation of Net Asset Value,” as of the close of the New York Stock Exchange or by another cut-off time prescribed in Part A of the prospectus on the date of tender. The “date of tender” is deemed to be the date on which a request for redemption of units accompanied by the related units are properly received in good order by the transfer agent. Any units redeemed shall be canceled and any undivided beneficial interest in the related Trust extinguished. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the Trust property at the time of redemption. No redemption fee will be charged by Olden Lane or the Trustee. Units redeemed will be canceled by the transfer agent.

Under regulations issued by the Internal Revenue Service, the transfer agent is required to withhold a specified percentage of the principal amount of a unit redemption if the transfer agent has not been furnished the redeeming unitholder’s tax identification number in the manner required by such regulations, or the unitholder has not furnished the transfer agent with appropriate evidence that such unitholder is not a United States person for U.S. federal income tax purposes. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the transfer agent obtains the unitholder’s tax identification number from the unitholder’s financial intermediary. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the transfer agent has been provided a certified tax identification number (generally on IRS Form W-9 or an appropriate substitute form) or appropriate evidence that such unitholder is not a United States person (generally on an applicable IRS Form W-8) in order to avoid this possible “back-up withholding.” In the event the transfer agent has not been previously provided such information, it must be provided at the time redemption is requested. Any amounts paid on redemption representing unpaid distributions shall be withdrawn from the income account of the Trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the capital account for the Trust.

The right of redemption may be suspended and payment postponed for more than seven calendar days following the day on which tender for redemption is made (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal of Trust property is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the Trust property in accordance with the Services Agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The transfer agent is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

The supervisor or Olden Lane is empowered to sell securities or otherwise dispose of Trust property in order to make funds available for redemption. Such sales, if required, could result in a sale of Trust property by Olden Lane at a loss. To the extent Trust property is sold, the size and diversity of the Trust may be reduced.

Computation of Net Asset Value. The evaluator will determine the net asset value per unit (as well as the secondary market public offering price), using the procedure described below. The net asset value per unit is the pro rata share of each unit in the Trust determined generally on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected and (ii) the value of the Trust property less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) any amount owing to the Custodian for its advances and (c) the accrued Trust expenses. Until the end of the initial offering period, the net asset value and the secondary market repurchase price will also include the creation and development fee and a pro rata portion of estimated organization costs.

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The evaluator will determine the value (positive or negative) of the Trust property (the “evaluation”).  The evaluator will make the evaluation of securities and other Trust property in the following manner, provided that the evaluator may deem such price inappropriate as a basis for evaluation and determine fair value as described under “Any security for which the evaluator cannot obtain a value or for which the evaluator deems such price inappropriate as a basis for evaluation”:

For common and preferred shares which are listed on the New York Stock Exchange or NASDAQ National Market System and traded in the U.S. public equity markets (such shares, “traded equity securities”):

(i)	if the traded equity securities are listed on the New York Stock Exchange or NASDAQ National Market System and traded in the U.S. public equity markets, the evaluator will make its evaluation based on the official closing price (or in the case of NASDAQ NMS, the NASDAQ official closing price) on the evaluation time on the related exchange, which is the principal market therefor; and
(ii)	if there is no available official closing price for any traded equity security, the evaluator will make its evaluation based on the last available bid prices of the securities.

For domestic and foreign fixed income securities and publicly listed exchange-traded equity securities for which the evaluator cannot obtain a value as prescribed for in “traded equity securities” described above:

The evaluator will make its evaluation based on the following methods:

(i)	on the basis of on the last official closing price on or prior to the evaluation time on the related exchange if the securities are publicly listed exchange-traded equity securities listed on a non-U.S. exchange;
(ii)	on the basis of bid prices obtained from brokers and dealers for such securities if there is no available closing price;
(iii)	if there is no available bid price, on the basis of bid prices obtained from independent pricing services for such securities, based on either information provided by market makers or estimates of market values obtained from yield data relating to securities with similar characteristics; and
(iv)	if there is no available independent pricing service, on the basis of bid prices obtained from brokers and dealers for comparable securities, provided however, short-term investments having a maturity of 60 days or less are generally valued at amortized cost; however, securities with a demand feature exercisable by the seller within seven days are generally valued at par.

Any security for which the evaluator cannot obtain a value or for which the evaluator deems such price inappropriate as a basis for evaluation:

Securities are valued at fair value as determined in good faith by the evaluator.  These fair value prices generally are calculated based upon where similar securities are trading in the market and may be priced based upon a pricing model and documentation pertaining to the securities.

FLexible Exchange® Options. In the event that Part A of the prospectus provides that the Trust property consists of FLEX Options, the evaluator will determine the value of the FLEX Options based upon the last quoted prices for the FLEX Options where readily available and appropriate. In cases where the FLEX Options were not traded on the valuation date or where the evaluator determines that market quotations are unavailable or inappropriate (e.g. due to infrequent transactions, thin trading or otherwise), the value of the FLEX Options will be based on the last asked (in the case of a written FLEX Option) or bid price (in the case of a purchased FLEX Option) provided by dealers active in market-making of securities similar to the Options in the over-the-counter market, if available and appropriate. If market quotes, ask prices and bid prices are unavailable or inappropriate, each FLEX Option’s value is based on the evaluator’s good faith determination of the fair value of the FLEX Options at its reasonable discretion. To determine the fair value of the FLEX Options, where and if available, the evaluator may use values generated using third party valuation services. The evaluator may also generate its own model-based valuations of the FLEX Options, including using the Black-Scholes model for option valuation and using current market quotations and ask/bid prices for comparable listed options that are more actively traded.

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Offering Period Evaluations. Notwithstanding the foregoing, during the initial offering period of units, the valuation of (i) securities will be made on the basis of current ask prices, provided that the official closing price shall be used to the extent that Olden Lane can purchase or sell at the applicable official price at the evaluation time, (ii) purchased FLEX Options will be made on the basis of current ask prices and (iii) written FLEX Options will be made on the basis of current bid prices.

Olden Lane may employ an independent pricing service to determine the initial prices of trust property at the close of regular trading on the New York Stock Exchange on the inception date.

Purchase by Olden Lane of Units Tendered for Redemption. The Services Agreement requires that the transfer agent notify Olden Lane of any tender of units for redemption. Olden Lane, prior to the transfer agent’s close of business on the date of tender, may purchase any units tendered to the transfer agent for redemption at the net asset value by making payment therefore to the unitholder in an amount not less than the net asset value on the date of tender not later than the day that would have been the redemption date for the units had such units otherwise been redeemed (see “Redeeming and Selling Units—Redemption”). Units held by Olden Lane may be tendered to the transfer agent for redemption as any other units. In addition, Olden Lane may tender units for redemption that were initially allocated to Olden Lane on the inception date if Olden Lane was unable to sell such units. Such redemption may impact the size, composition, returns, expenses and longevity of the Trust. The public offering price of any units resold by Olden Lane will be the public offering price determined in the manner provided in this prospectus (see “Purchasing Units—Public Offering Price”). Any profit resulting from the resale of such units will belong to Olden Lane which likewise will bear any loss resulting from a lower offering price or net asset value subsequent to their acquisition of such units (see “Purchasing Units—Other Compensation and Benefits to Broker-Dealers”).

Ownership of Units. Ownership of units will not be evidenced by certificates. All evidence of ownership of units will be recorded in book entry form at Depository Trust Company (“DTC”) through an investor’s broker’s account. Units held through DTC will be registered in the name of its nominee. Individual purchases of beneficial ownership interest in the Trust will be made in book entry form through DTC. Ownership and transfer of units will be evidenced and accomplished by book entries made by DTC and its participants. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants. The Trust’s obligations, as well as the obligations of the Trustee, custodian, transfer agent and administrator, and the obligations, if any, of the evaluator, supervisor, and Olden Lane run only to DTC, which is the “unitholder” of the units. Beneficial owners of units will receive written confirmation of their purchases and sale from the broker dealer or bank from whom their purchase was made. Beneficial owners will have to follow their financial intermediary’s procedures for communicating with the transfer agent and transacting with the Trust. For more information about how to purchase, transfer and redeem units through their financial intermediary, beneficial owners of units should contact their financial intermediary directly.

Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

Investment Risks

An investment in the units involves significant risks. Some of the general risks that apply to the units are summarized here. We urge you to also read the explanation of other specific risks relating to the units in the “Risk Factors” section of Part A of the prospectus. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the units.

The Units Involve Risk. This section describes some of the main risks that can impact the value of the Trust property. You should understand these risks before you invest and should reach a decision to invest in the Trust only after carefully considering the suitability of such an investment in light of your investment objectives and the specific information set out in this prospectus. You could lose some or all of your investment in the units. If the value of the Trust property falls, the value of your units will also fall. Olden Lane cannot guarantee that the Trust will achieve its objective or that your investment return will be positive over any period.

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Market Risk. Market risk is the risk that the value of Trust property may fluctuate. This could cause a decrease in the value of your units. Market value may be affected by a variety of factors including:

• General financial markets movements including changes in prices and volatility of the reference asset and other Trust property;

• Changes in perceptions about the reference asset or an issuer of Trust property;

• Changes in the financial condition of an issuer of Trust property;

• Interest rates and inflation;

• Governmental policies and litigation; and

• Purchases and sales of Trust property by the Trust.

Fixed Portfolio. Investors should be aware that the Trust is not “managed” and as a result, the adverse financial condition of Trust property will not result in its elimination from the portfolio of the Trust except under extraordinary circumstances. Investors should note in particular that the Trust property was selected on the basis of the criteria set forth in Part A of the prospectus and that the Trust may continue to purchase or hold Trust property originally selected through this process even though the evaluation of the attractiveness of the Trust property may have changed. Some of the Trust property may also be owned by other clients of Olden Lane. However, because these clients may have differing investment objectives, Olden Lane may sell identical property from those accounts in instances where a sale by the Trust of identical Trust property would be impermissible, such as to maximize return by taking advantage of market fluctuations.

Dilution Risk. The Trust Agreement authorizes Olden Lane to increase the size of the Trust and the number of units thereof by the delivery of additional securities or other property, or cash (including a letter of credit) and thereafter purchasing additional securities. If applicable, the Trust will enter into additional derivative transactions. The actual cost of additional derivative transactions may differ from the evaluator’s determination of the fair value. The transfer agent will deliver a corresponding number of additional units. If Olden Lane deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of variations in prices of derivative transactions, fluctuations in the prices of the Trust property between the time of the cash deposit and the purchase of additional Trust property and because the Trust will pay the brokerage fees associated with such purchases. To minimize this effect, the Trust will attempt to purchase the additional Trust property as close to the evaluation time or as close to the evaluation prices as possible. Olden Lane cannot guarantee that the Trust will keep its size for any length of time.

Existing unitholders could experience a dilution of their investment because of these fees, variations in prices of derivative transactions and fluctuations in prices between the time Olden Lane creates units and the time the Trust buys Trust property. Unitholders could also experience dilution because of similar fees paid and fluctuations in the prices between the time that unitholders redeem units and Olden Lane sells or unwinds Trust property. Olden Lane intends to minimize this dilution and expects the amount to be relatively small.

Some of the Trust property may have limited trading volume. Olden Lane will endeavor to purchase additional Trust property with deposited cash as soon as practicable and deliver those assets over the ten (10) calendar days following each deposit. At termination of the Trust, Olden Lane reserves the right to sell Trust property over a period of up to twenty (20) business days to lessen the impact of its sales on the market price of the Trust property. The proceeds received by unitholders following termination of the Trust will reflect the actual sales proceeds or termination payments (as applicable) received on such Trust property, which will likely differ from any applicable evaluation on the termination date.

Payment Risk. An issuer of certain Trust property may be unable or unwilling to make payments, which may decrease the value of your investment in the Trust.

Litigation and Legislation Risk. The Trust is also subject to litigation and legislation risk. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the reference asset stocks. In addition, litigation regarding any of the reference asset stocks held by the

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Trust or of the sectors represented by these issuers, may raise potential bankruptcy concerns and may negatively impact the prices of these securities. Olden Lane cannot predict what impact any pending or threatened litigation or any bankruptcy concerns will have on the reference asset stocks.

Inflation Risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

Investment Strategy Risk. Although the Trust’s investment strategy is designed to achieve the Trust’s investment objective, the strategy may not prove to be successful.

Tax Risk. The Trust intends to elect and to qualify each year to be treated as a RIC under Subchapter M of the Code. As a RIC, the Trust will not be subject to U.S. federal income tax on the portion of its net investment income and net capital gain that it distributes to unitholders, provided that it satisfies certain requirements of the Code, including a requirement that the “issuers” of the Trust’s assets be sufficiently diversified. There is no published Internal Revenue Service (“IRS”) guidance or case law on how to determine the “issuer” of various derivatives that the Trust will enter into. Therefore, there is a risk that the Trust will not meet the Code’s diversification requirements and will not qualify, or will be disqualified, as a RIC. For example, stock in another RIC is treated as automatically diversified for purposes of the RIC diversification tests. The Trust intends to treat the reference asset as the issuer of the Options for diversification test purposes and, assuming the reference asset is stock in a RIC, the Trust intends to treat the Options as “issued” by a RIC. This, in turn, would allow the Trust to count the Options as automatically diversified investments under the Code’s diversification requirements. If, instead, the Options are not treated as issued by a RIC for diversification test purposes (or the reference asset is not classified as a RIC), there is a risk that the Trust could lose its RIC status.

The Trust’s investments in offsetting positions with respect to the reference asset may affect the character of gains or losses realized by the Trust under the Code’s “straddle” rules and may increase the amount of short-term capital gain realized by the Trust. Such short-term capital gain is taxed as ordinary income when distributed to unitholders in a non-liquidating distribution. As a result, if the Trust makes a non-liquidating distribution of its short-term capital gain, the amount which must be distributed to unitholders as ordinary income may be increased substantially as compared to a Trust that did not engage in such transactions. Accordingly, unitholders could have a lower after-tax return from investing in the Trust than investing directly in the reference asset. Unitholders should read the material under the heading “Taxes — Disposition of Units (including upon the termination date)” for a description of the consequences of receiving a liquidating distribution from the Trust, including a liquidating distribution of the Trust’s short-term capital gain.

If the Trust did not qualify as a RIC for any taxable year and certain relief provisions were not available, the Trust’s taxable income would be subject to tax at the Trust level and to a further tax at the shareholder level when such income is distributed. In such event, in order to re-qualify for taxation as a RIC, the Trust might be required to recognize unrealized gains, pay substantial taxes and interest and make certain distributions. This would cause investors to incur higher tax liabilities than they otherwise would have incurred and would have a negative impact on Trust returns. In such event, the Trust may reorganize, close or materially change its investment objective and strategies.

The Options included in the portfolio are exchange-traded options. Under Section 1256 of the Code, certain types of exchange-traded options are treated as if they were sold (i.e., “marked to market”) at the end of each year. Gain or loss is recognized on this deemed sale. Such treatment could cause the Trust to recognize taxable income without receiving cash. In order to maintain its RIC qualification, the Trust must distribute at least 90% of its income annually. If the Options are subject to Section 1256 of the Code, and the Trust is unable to distribute marked-to-market gains to its unitholders, the Trust may lose its RIC qualification and be taxed as a regular corporation.

Distribution of Units

Olden Lane will be the principal underwriter for the Trust. Olden Lane may, at its own expense and out of its own profits, pay for third party distribution assistance, including but not limited to, obtaining shelf space in clearing firms and similar activities designed to aid in the sale of Olden Lane’s products. These arrangements will not change the price you pay for your units.

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Olden Lane may gain or lose money when it holds units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price Olden Lane pays for units and the price at which it sells or redeems them. Olden Lane may also gain or lose money when it deposits securities to create units. The amount of its profit or loss on the initial deposit of securities or other property into the Trust is shown in the “Notes to Trust Portfolio” for the Trust.

Public Distribution of Units. During the initial offering period, units of the Trust will be distributed to the public at the public offering price, as is described under “Purchasing Units.” Broker-dealers and others will receive all or a portion of the transactional sales fee set forth in Part A of the prospectus in connection with the distribution of units during the initial offering period.

Olden Lane intends to qualify units of the Trust for sale in a number of states, but does not register units for sale in any foreign country. Units will be sold through dealers who are members of FINRA and through others. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully.

Certain commercial banks may make units of the Trust available to their customers on an agency basis. A portion of the sales fee discussed above is retained by the banks for these agency and brokerage transactions. Olden Lane will retain the balance of any transactional sales fee.

Olden Lane reserves the right to change the concessions or agency commissions set forth in Part A of the prospectus from time to time. In addition to such concessions or agency commissions, Olden Lane may, from time to time, pay or allow additional concessions or agency commissions, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of Olden Lane products.

Also, Olden Lane in its discretion may from time to time pursuant to objective criteria established by Olden Lane pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of units of the Trust. Such payments are made by Olden Lane out of its own assets, and not out of the assets of the Trust. These programs will not change the price unitholders pay for their units or the amount that the Trust will receive from the units sold.

Olden Lane reserves the right to reject, in whole or in part, any order for the purchase of units.

Upon the completion of the initial offering, units which remain unsold or which may be acquired in the secondary market may be offered at prices determined in the manner provided under “Redeeming and Selling Units—Selling Units—Computation of Net Asset Value.”

Advertising and Investment Comparisons. Advertising materials regarding the Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how the Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in the Trust, research analysis of why certain investments were selected for the Trust and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust’s future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

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Trust Administration

Distributions to Unitholders. Income received by the Trust is credited by the Trust’s Custodian to the income account of the Trust. Other receipts are credited to the capital account of the Trust. Income received by the Trust will be distributed on or shortly after the distribution dates each year shown in Part A of the prospectus on a pro rata basis to unitholders of record as of the preceding record date shown in Part A of the prospectus. However, if set forth in Part A of the prospectus that the Trust will prorate distributions on an annual basis, then income received by the Trust will be distributed on a prorated basis of one-twelfth of the estimated annual income to the Trust for the ensuing 12 months. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all income received may be used to pay expenses. In addition, excess amounts from the capital account of the Trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the income of any of the securities after a record date and prior to the following distribution date will be held in the income account and not distributed until the next distribution date applicable to the income account. The Custodian is not required to pay interest on funds held in the capital or income accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

Olden Lane will direct the Custodian to periodically deduct from the income account of the Trust and, to the extent funds are not sufficient therein, from the capital account of the Trust amounts necessary to pay the Trust expenses. The Custodian will withdraw from said accounts such amounts, if any, as Olden Lane deems necessary to establish a reserve for any taxes or governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust’s assets until such time as Olden Lane directs the Custodian to return all or any part of such amounts to the appropriate accounts. In addition, the Custodian may withdraw from the income and capital accounts of the Trust such amounts as may be necessary to cover redemptions of units.

The Trust. The Trust is a unit investment trust registered under the Investment Company Act of 1940 (“Investment Company Act”). Olden Lane created the Trust under the Master Trust Agreement between Olden Lane Securities LLC (as depositor) and Wilmington Trust, National Association (the “Trustee”). The Bank of New York Mellon (as custodian, transfer agent and administrator) performs services for the Trust, Olden Lane Advisors LLC acts as evaluator and supervisor and Olden Lane acts as depositor, pursuant to the Services Agreement among Olden Lane Trust, Olden Lane Securities LLC, Olden Lane Advisors LLC and The Bank of New York Mellon.

To create the Trust, Olden Lane delivered securities or other property to the Custodian (or contracts to purchase securities along with an irrevocable letter of credit, cash or other consideration to pay for the securities) and, to the extent applicable, otherwise executed and delivered on behalf of the Trust certain derivatives agreements. Upon the Custodian’s receipt, the transfer agent recorded ownership of units of the Trust in the name of Olden Lane. Each unit represents a fractional undivided beneficial interest in the assets of the Trust. These units remain outstanding until redeemed or until the Trust dissolves. If specified in Part A of the prospectus, at the close of regular trading on the New York Stock Exchange on the inception date or on the first day units are sold to the public, if later, the number of units or options premium may be adjusted so that the public offering price per unit equals $10 or some other round number such as $100 or $1,000. The number of units, underlying asset to unit ratio, options premium and/or fractional interest of each unit in the Trust will increase or decrease to the extent of any adjustment.

Fixed Portfolio. The Trust is not a managed fund. Unlike a managed fund, Olden Lane designed the Trust’s portfolio to remain relatively fixed after its inception and until its termination. Although the portfolio is regularly reviewed and evaluated and Olden Lane, in consultation with the supervisor, may sell Trust property under certain limited circumstances, Trust property will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of Trust property may not be the highest price attained by certain Trust property during the life of the Trust. The prices of Trust property may vary widely, and the effect of a dollar of fluctuation, either higher or lower, in market prices will be much greater as a percentage of the lower-priced property’s purchase price than as a percentage of the higher-price property’s purchase price. You will not be able to direct the disposition of or vote any of the securities in the Trust, or exercise any rights in respect of a derivative transaction. As the holder of the Trust securities, the Custodian will vote the Trust securities as directed by Olden Lane or otherwise will endeavor to vote the Trust securities as closely as possible in the same manner and the same general proportion as are the securities held by owners other than the Trust.

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The Trust will generally buy and sell Trust property only to pay expenses and to issue additional units or redeem units. However, the supervisor may advise Olden Lane to sell, liquidate, transfer or otherwise dispose of Trust property in limited circumstances, if there has been (or may be) a default in the payment of distributions in respect of the securities, the occurrence of an event of default, termination event or similar event under the options agreements, to avoid direct or indirect ownership of a passive foreign investment company, to make required distributions or pay Trust expenses or to preserve the tax status of the Trust, and under other circumstances as provided in the Services Agreement.

The Trust will generally reject any offer to issue, exchange or substitute new securities or property for the securities in its portfolio; provided that if any such issuance, exchange or substitution is effected, any securities, cash and/or property received shall be promptly sold (if securities or property) by Olden Lane and any cash shall be generally distributed to unitholders, unless the supervisor determines the Trust should keep such securities, cash or property.

However, if a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, the Trust may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The transfer agent will distribute any cash proceeds to unitholders. If the Trust receives securities or property other than cash, it will sell the securities or property and distribute the proceeds to unitholders, unless otherwise instructed by the supervisor. For example, this could happen in a merger or similar transaction.

Olden Lane will increase the size of the Trust as it sells units. When Olden Lane creates additional units, it will replicate, to the extent possible, the existing portfolio. When the Trust buys additional Trust property, it will pay brokerage or other acquisition fees. Olden Lane may employ a subsidiary or affiliate of the Custodian to act as broker in acquiring such Trust property. The Trust will pay for these brokerage services at standard commission rates. If relevant, the actual cost of additional derivative transactions may differ from the evaluator’s determination of the fair value. You could experience a dilution of your investment because of these fees, variations in prices and fluctuations in prices between the time Olden Lane creates units and the time the Trust buys additional Trust property. When the Trust buys or sells Trust property, Olden Lane may direct that orders be placed with and brokerage commissions be paid to brokers, including itself and brokers that may be affiliated with the Custodian, Olden Lane or dealers participating in the offering of units. Olden Lane cannot guarantee that the Trust will keep its present size for any length of time.

Replacement Securities. In the event that any contract to purchase any security is not consummated in accordance with its terms (“failed contract security”), Olden Lane may either effect a buy-in in accordance with the rules of the marketplace where the failed contract securities were purchased or its clearing house or purchase a replacement security (the “replacement security”) which has been selected by Olden Lane applying funds held by the Custodian. Purchases of replacement securities will be made subject to the following conditions:

•	The replacement securities will be securities as originally selected for the Trust;
•	The purchase of the replacement securities will not adversely affect the federal income tax status of the Trust;
•	The aggregate purchase price of the replacement securities will not exceed the total amount of cash deposited, or the amount drawn with regard to the failed contract securities under the letter of credit deposited, by Olden Lane at the time of the deposit of the failed contract security; and
•	The replacement securities will be purchased within 30 days after the deposit of the failed contract security.

Amending the Services Agreement. The Services Agreement may be amended by the Trust, Olden Lane Advisors LLC, Olden Lane and the Custodian without the consent of any of the unitholders to cure ambiguities or to correct or supplement or change any provisions which may be defective or inconsistent; to change any provision thereof as may be required by governmental or self-regulatory agencies; to make such provisions as shall not materially adversely affect the interests of the unitholders; or to make such amendments to preserve the tax status of the Trust. The Transfer Agent will provide notice to unitholders of such amendment in the annual statement provided to unitholders.

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The Services Agreement may also be amended in any respect, or provisions waived, by the parties above, with the consent of the holders of units representing 66-2/3% of outstanding units. Any amendment or waiver that permits a reduction of the units required to consent to any amendment will require the consent of unitholders. Similarly, in no event may any amendment be made which would alter the rights to the unitholders as against each other, allow the Trust to engage in business or investment activities other than those described in this prospectus and the Services Agreement, adversely affect the tax status of the Trust for federal income tax purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes. In addition, the Services Agreement may not be amended without the consent of all unitholders, so as to permit, except as otherwise disclosed herein, the acquisition of any securities or Trust property.

In addition, Olden Lane may seek to amend the Services Agreement as it deems necessary or advisable to cause the conversion of the Trust from a unit investment trust to an “open-end company” or to a “closed-end company,” as those terms are defined in the Investment Company Act, provided that the Trust receive the affirmative vote or consent at a meeting of the unitholders of the Trust of the lesser of (a) 67% or more of the units present at such meeting, if the holders of more than 50% of the outstanding units of the Trust are present or represented by proxy or (b) more than 50% of the outstanding units of the Trust.

Amending the Trust Agreement. The Trust Agreement may also be amended in any respect by Olden Lane and the Trustee, or provisions waived, in the same manner and subject to the same conditions as for the Services Agreement.

Dissolution of the Trust. The Trust will dissolve on the termination date set forth under “Essential Information” in Part A of the prospectus. Investors owning two-thirds of the units in the Trust may also vote to terminate the Trust early. The Trust will dissolve if within ninety days from the time that the Trust’s registration statement has first become effective under the Securities Act of 1933, as amended, the net worth of the Trust declines to less than $100,000. The Trust will also dissolve in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the value the Trust property would be reduced to less than 40% of the value of the Trust property initially deposited in the Trust determined as of the end of the initial offering period. In either event, the Trust expenses may create an undue burden on your investment and Olden Lane will refund any sales fee and creation and development fee that you paid. The depositor may direct the dissolution of the Trust in the event a trust series evaluation made following the end of the initial offering period is less than 40% of the total value of Trust property deposited in such Trust during the initial offering period. If specified in Part A of the prospectus, Olden Lane may direct the dissolution of the Trust if (i) a minimum value or trigger is met, or, with respect to a Trust having derivatives transactions, if an event of default, termination event or similar event in respect of a derivative counterparty or the Trust has occurred or (ii) due to (x) any action taken by a governmental authority, or brought in court, or (y) a change in law (including tax law) or in the application or official interpretation of any law, there is, or there is a substantial likelihood that the Trust will be prohibited or impaired in any material way from pursuing its principal investment strategy in the same manner and with the same economic terms as on the inception date. In addition, if a default, termination event or similar event in respect of the Trust occurs and the derivative counterparty directs the termination of the derivative agreement, Olden Lane will direct the dissolution of the Trust.

Olden Lane will liquidate all securities and terminate all derivative agreements in connection with the dissolution of the Trust. The Custodian will make a final distribution of assets to unitholders on the fifth (5th) business day following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units. The transfer agent will provide a final distribution statement with respect to such distribution.

The Sponsor and Depositor. The sponsor and depositor of the Trust is Olden Lane Securities LLC. The sponsor is registered under the Securities Exchange Act of 1934 as a broker-dealer. The sponsor is organized as a limited liability company under the laws of the State of Delaware. The sponsor is a member of the Financial Industry Regulatory Authority, Inc. The principal office of Olden Lane is located at 200 Forrestal Road, Suite 3B, Princeton, New Jersey 08540.

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If at any time Olden Lane shall resign or fail to perform any of its duties as depositor under the Services Agreement or shall become incapable of acting or shall be adjudged bankrupt or insolvent or shall have its affairs taken over by public authorities, then the supervisor may (a) appoint a successor sponsor at rates of compensation deemed by the supervisor to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) assume the duties of the depositor and receive additional reasonable compensation not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (c) dissolve and liquidate the Trust. In such case the supervisor shall assume the duties of the depositor in connection with such dissolution. Promptly following the appointment of a successor depositor or the supervisor’s election to assume the duties, the transfer agent will provide notice to the unitholders of such resignation or failure of the depositor to act and of such appointment or dissolution.

The depositor and the Trust have adopted a code of ethics requiring their employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Supervisor and the Evaluator. Olden Lane Advisors LLC serves as evaluator and supervisor of the Trust. Olden Lane Advisors LLC is an affiliate of Olden Lane and, as a result, a potential conflict of interest may exist. The evaluator and supervisor may resign or be removed by Olden Lane, in which event Olden Lane is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator or supervisor, as applicable. If upon resignation of the evaluator or supervisor no successor has accepted appointment within thirty days after notice of resignation, the evaluator or supervisor may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be delivered by the transfer agent to each unitholder. As evaluator, Olden Lane Advisors LLC may use third party evaluation firms to provide the official closing price of any securities listed on a national or foreign securities exchange as well as provide information on other Trust property based on information provided by these third party evaluation firms.

The Custodian. The Bank of New York Mellon is the Custodian of the Trust and has its unit investment trust offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. You may contact the Custodian as transfer agent by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust offices. The Custodian is subject to supervision by the Superintendent of the New York State Department of Financial Service, and the Board of Governors of the Federal Reserve System and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Custodian provides certain services to the Trust in its capacity as custodian, transfer agent and administrator for the Trust, including, but not limited to, (i) the custody and safeguarding of assets comprising the Trust in its role as custodian, (ii) sales processing, distribution processing, redemption processing and other transfer agent services in its role as transfer agent and (iii) certain administration and bookkeeping services in its role as administrator. Custody of the Trust’s FLEX Options is maintained by Pershing LLC, the clearing broker for the FLEX Options and a clearing member of the Options Clearing Corporation. In accordance with the Services Agreement, the Custodian shall keep proper records of all transactions at its office and with respect to the transfer agent, such records shall include the name and address of, and the number of units held by, every unitholder of the Trust which, so long as DTC is acting shall be solely its nominee, Cede & Co. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The Custodian shall keep a certified copy or duplicate original of the Services Agreement and the Trust Agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the Trust property held in the Trust. Pursuant to the Services Agreement, the Custodian may employ one or more agents for the purpose of custody and safeguarding the assets comprising the Trust.

The Custodian (collectively in all its respective capacities) may resign as custodian, transfer agent or administrator for the Trust by executing an instrument in writing and filing the same with Olden Lane. The Custodian or its successor must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. Olden Lane upon receiving notice of such resignation is obligated to appoint a successor promptly. If, upon such resignation, no successor has been appointed and has accepted the appointment within thirty days after notification, the Custodian may apply to a court of competent jurisdiction for the appointment of a successor. Olden Lane may at any time

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remove the Custodian as custodian, transfer agent or administrator, with cause, and appoint a successor. The successor must provide notice of such removal and appointment to each unitholder promptly after its acceptance of appointment as successor custodian, transfer agent or administrator.

The Custodian must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise corporate trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

The Trustee. Wilmington Trust, National Association, a national banking association, is the sole trustee of the Trust. The Trustee’s principal offices are located at Rodney Square North, 1100 North Market Street, Wilmington Delaware 19890-0001. The Trustee is not affiliated with Olden Lane, and the Trustee’s duties are extremely limited as discussed below under “Trust Administration — Limitations on Liability”.

Under the Trust Agreement, the Trustee may be removed by Olden Lane upon 30 days prior written notice to the Trustee. The Trustee may resign upon 30 days prior written notice to Olden Lane. No resignation or removal of the Trustee shall be effective except upon the appointment of a successor Trustee. If no successor has been appointed within such 30 day period, the Trustee or Olden Lane may, at the expense of the Trust, petition a court to appoint a successor Trustee. The Depositor will provide notice to unitholders of the resignation or removal of the Trustee and the appointment of a successor Trustee.

The Trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise corporate trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liability. Olden Lane and the supervisor shall be under no liability to the unitholders for any action taken or for refraining from taking any action in good faith pursuant to the Services Agreement or for errors in judgment, but shall be liable only for their own gross negligence, bad faith or willful misconduct in the performance of their duties. The Trust Agreement has similar protections in respect of Olden Lane. The Services Agreement provides that the Custodian except by reason of its own gross negligence, bad faith or willful misconduct shall not be liable for any action taken or suffered to be taken by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by the Services Agreement, nor shall the Custodian be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Trust property. The Custodian (in its capacities as custodian, transfer agent and administrator) is indemnified by the Trust against any loss or liability (including counsel fees and expenses incurred in defending itself against any claim of liability) arising out of services provided to the Trust unless the loss or liability results from its own gross negligence, bad faith or willful misconduct. If the cash balances of the Trust accounts are insufficient to provide for such indemnification, the Custodian or depositor has the power to sell Trust property to provide required funds.

The Custodian will not be liable for any losses and other costs and expenses of a defense against claims or liabilities resulting from its performance under the Services Agreement, unless such loss, damage or expense arises out of the bad faith, gross negligence or willful misconduct of the Custodian. The Custodian will not be liable for any taxes or other governmental charges imposed upon or in respect of the Trust property.

The Services Agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to them, provided, however, that the evaluator shall be under no liability to unitholders or any other party to the Services Agreement for errors, but shall not be protected for its gross negligence, bad faith or willful misconduct in the performance of its duties.

The Trust Agreement contains customary provisions limiting the liability of the Trustee. The Trustee shall not be personally liable under any circumstances in connection with any of the transactions contemplated by the Trust Agreement, except that such limitation shall not relieve the Trustee of any personal liability it may have to Olden Lane Trust or the beneficial owners for the Trustee’s own bad faith, willful misconduct or gross negligence in the performance of its express duties under the Trust Agreement. The Trustee shall not have any duty or obligation to manage, make any payment in respect of, register, record, sell, dispose of or otherwise deal with the assets of Olden Lane Trust or any Trust, or to otherwise take or refrain from taking any action under, or in connection with, any document contemplated by the Trust Agreement, except as expressly provided by the terms of the Trust Agreement.

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The duties of the Trustee are extremely limited. The duties of the Trustee shall be limited to (i) accepting legal process served on Olden Lane Trust or any Trust in the State of Delaware and (ii) the execution of any certificates required to be filed with the Delaware Secretary of State which the Trustee is required to execute pursuant to Delaware law.

Trust EXPENSES

Olden Lane does not charge the Trust an annual management fee. Olden Lane will receive a portion of the maximum sales fee paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the Trust. The supervisor receives an annual fee as set forth in Part A of the prospectus for portfolio supervisory services for the Trust (the “supervisory fee”). In providing such supervisory services, the supervisor may purchase research from a variety of sources, which may include dealers of the Trust. If so provided in Part A of the prospectus, Olden Lane may also receive an annual fee for providing bookkeeping and administrative services for the Trust (the “bookkeeping and administrative fee”). Such services may include, but are not limited to, the preparation of various materials for unitholders and providing account information to the unitholders. If so provided in Part A of the prospectus, the evaluator may also receive an annual fee for performing valuation services for the Trust (the “evaluation fee”). In providing such evaluation services, the evaluator may use the services of independent evaluation firms. In addition, if so provided in Part A of the prospectus, the Trust may be charged a licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use of databases and research.

The Custodian receives for its services as custodian, transfer agent and administrator the fee set forth in Part A of the prospectus. The Custodian’s fee is initially based on the number of units of the Trust outstanding at the end of each month during the initial offering period until the end of the initial offering period, at which time the fee shall be computed based on the number of units outstanding as of the end of the initial offering period until the following January 1. Thereafter, the fee shall accrue daily and be based on the number of units outstanding on the most recent of January 1 of each calendar year. The supervisory fee, the bookkeeping and administrative fee and the evaluation fee are based on the number of units and computed in a similar manner. The Custodian benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the capital and income accounts since these accounts are non-interest bearing and the amounts earned by the Custodian are available for use by the Custodian in accordance with applicable law. Part of the Custodian’s compensation for its services to the Trust is expected to result from the use of these funds.

The supervisory fee, bookkeeping and administrative fee, evaluation fee and the Custodian’s fee may be adjusted in accordance with the cumulative percentage increase of the U.S. Department of Labor’s Consumer Price Index entitled “All Services Less Rent of Shelter” since the establishment of the Trust. In addition, with respect to any fees payable to Olden Lane or an affiliate of Olden Lane for providing bookkeeping and other administrative services, supervisory services and valuation services, such individual fees may exceed the actual costs of providing such services for the Trust, but at no time will the total amount received for such services, in the aggregate, rendered to all series of Olden Lane Trust in any calendar year exceed the actual cost to Olden Lane or its affiliates of supplying such services, in the aggregate, in such year.

The Trust will also pay a fee to Olden Lane for creating and developing the Trust, including determining the Trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. The Trust pays this “creation and development fee” either as a fixed dollar amount or, if daily accrual is specified in Part A of the prospectus, in an amount equal to the accrued and unpaid fee as of the date(s) set forth in Part A.

The Trust may pay certain fees for the services of a portfolio consultant and for the use of intellectual property.

The following additional charges are or may be incurred by the Trust: (a) any and all expenses and disbursements incurred under the Services Agreement, including license fees, if any, legal, tax accounting and reporting and auditing expenses, including, but not limited to, the fees and expenses of attorneys, accountants and other advisors of the Trust, expenses incurred in connection with any communications disseminated by Depository Trust Company, sub-custodial fees, and for any extraordinary services performed by the Custodian under the Services Agreement relating to such Trust; (b) various governmental charges; (c) foreign custodial and transaction

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fees (which may include compensation paid to the Custodian or its subsidiaries or affiliates), if any; and (d) expenditures incurred in contacting unitholders upon termination of the Trust. The fees and expenses set forth herein are payable out of the Trust and, when owing to the Custodian, are secured by a lien on the Trust. Certain Trust property may make distributions, though such amounts, if any, are unpredictable. Olden Lane cannot provide any assurance that any distributions of Trust property will be sufficient to meet any or all Trust expenses. If the balances in the income and capital accounts are insufficient to provide for amounts payable by the Trust, Olden Lane, on behalf of the Trust, will sell Trust property to pay such amounts. These sales may result in capital gains or losses to unitholders. Part A of the prospectus will specify whether the distributions are expected to be sufficient to meet the Trust expenses and, accordingly, whether it is expected that Trust property will be sold to pay all or any of the fees and Trust expenses.

Unless the Depositor determines that an audit is not required, the Depositor shall cause the account of each Series of Trust to be prepared and audited not less than annually by independent public accountants and the cost of such audit shall be paid as an expense of the Trust. The Trust shall also bear the expenses associated with updating the Trust’s registration statement and maintaining registration or qualification of the units and/or the Trust under federal or state securities and commodities laws subsequent to initial registration. Such expenses shall include legal fees, typesetting fees, electronic filing expenses and regulatory filing fees.

Portfolio Transaction and Brokerage Allocation

When the Trust sells Trust property, the composition and diversity of the Trust property in the Trust may be altered. In order to obtain the best price for the Trust, it may be necessary for the supervisor to specify minimum amounts (such as 100 shares) in which blocks of securities are to be sold or minimum quantities of derivative transactions may be terminated. In effecting purchases and sales of the Trust property, Olden Lane may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Custodian or dealers participating in the offering of units.

TAX STATUS

This section summarizes the material U.S. federal income tax consequences of owning units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are treated as a partnership or S corporation for U.S. federal income tax purposes, you hold the units as other than a capital asset, you are a broker/dealer or securities trader electing mark-to-market treatment, you are a bank, thrift or other financial institution, a former citizen or resident of the United States, a tax-exempt entity, an investor whose functional currency is not the U.S. dollar, an investor who holds Trust units in a tax-deferred or tax-advantaged account, an investor subject to the alternative minimum tax, a “controlled foreign corporation” or “passive foreign investment company” for U.S. federal income tax purposes, or are otherwise subject to special tax rules. In addition, this section, other than the discussions under “—Backup Withholding,” “—Foreign Unitholders,” and “—FATCA,” does not describe your situation if you are not a “United States person” as defined in the Code. This section also does not describe any state, local or foreign tax consequences.

This discussion is only a general summary of certain U.S. federal income tax consequences of investing in the Trust based on current law. The discussion does not address in detail special tax rules applicable to certain classes of investors. Such unitholders may be subject to U.S. tax rules that differ significantly from those summarized below. Also, the Internal Revenue Service could disagree with any conclusions set forth in this section. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership or disposition of the Trust's units, as well as the tax consequences arising under the laws of any state, foreign country or other taxing jurisdiction.

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Taxation of the Trust. The Trust intends to elect and to qualify each year to be treated as a RIC under Subchapter M of the Code. A RIC generally is not subject to U.S. federal income tax on income and gains distributed in a timely manner to its unitholders. To qualify for treatment as a RIC, the Trust generally must, among other things:

(a) derive in each taxable year at least 90% of its gross income from (i) dividends, interest, payments with respect to certain securities loans and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock, securities or currencies, and (ii) net income derived from interests in “qualified publicly traded partnerships” (the income described in this subparagraph (a), “Qualifying Income”);

(b) diversify its holdings so that, at the end of each quarter of the Trust’s taxable year (or by the end of the 30-day period following the close of such quarter), (i) at least 50% of the fair market value of the Trust’s total assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other RICs and other securities, with such other securities limited, in respect of any one issuer, to a value not greater than 5% of the value of the Trust’s total assets and to an amount not greater than 10% of the outstanding voting securities of such issuer, and (ii) not greater than 25% of the value of its total assets is invested in (x) the securities (other than U.S. government securities and the securities of other RICs) of any one issuer or of two or more issuers that the Trust controls and that are engaged in the same, similar or related trades or businesses, or (y) the securities of one or more qualified publicly traded partnerships (as defined below); and

(c) distribute with respect to each taxable year at least 90% of the sum of its investment company taxable income (as that term is defined in the Code without regard to the deduction for dividends paid—generally, taxable ordinary income and the excess, if any, of net short-term capital gains over net long-term capital losses) and net tax-exempt interest income, for such year.

For purposes of the diversification test, the identification of the issuer (or, in some cases, issuers) of a particular Trust investment can depend on the terms and conditions of that investment. In some cases, identification of the issuer (or issuers) is uncertain under current law, and an adverse determination or future guidance by the IRS with respect to issuer identification for a particular type of investment may adversely affect the Trust's ability to meet the diversification test in (b) above. In particular, there is no published IRS guidance or case law on how to determine the “issuer” of various derivatives that the Trust will enter into. Therefore, there is a risk that the Trust will not meet the Code’s diversification requirements and will not qualify, or will be disqualified, as a RIC. For example, stock in another RIC is treated as automatically diversified for purposes of the RIC diversification tests. The Trust intends to treat the reference asset as the issuer of the Options for diversification test purposes and, assuming the reference asset is stock in a RIC, the Trust intends to treat the Options as “issued” by a RIC. This, in turn, would allow the Trust to count the Options as automatically diversified investments under the Code’s diversification requirements. If, instead, the Options are not treated as issued by a RIC for diversification test purposes (or the reference asset is not classified as a RIC), there is a risk that the Trust could lose its RIC status.

If, in any taxable year, the Trust were to fail to meet the 90% gross income, diversification or distribution test, described above, the Trust could in some cases cure such failure, including by paying a Trust-level tax, making additional distributions, or disposing of certain assets. If the Trust were ineligible to or did not cure such a failure for any taxable year, or otherwise failed to qualify as a RIC, the Trust would be subject to tax on its taxable income at corporate rates, and all distributions from earnings and profits, including distributions of net tax-exempt income and net long-term capital gain (if any), would be taxable to unitholders as dividend income. In such a case, distributions from the Trust would not be deductible by the Trust in computing its taxable income. In addition, in order to requalify for taxation as a RIC, the Trust may be required to recognize unrealized gains, pay substantial taxes and interest, and make certain distributions.

As noted above, if the Trust qualifies as a RIC that is accorded special tax treatment, the Trust will not be subject to federal income tax on income that is distributed in a timely manner to its unitholders in the form of dividends (including capital gain dividends, as defined below).

The Trust expects to distribute at least annually to its unitholders all or substantially all of its investment company taxable income (computed without regard to the dividends-paid deduction) and its net capital gain (that is, the excess of its net long-term capital gains over its net short-term capital losses, in each case determined with reference to any loss carryforwards). Investment company taxable income that is retained by the Trust will be subject to tax at regular corporate rates. If the Trust retains any net capital gain, it will be subject to tax at regular corporate rates on the amount retained, but it may designate the retained amount as undistributed capital gains in a

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notice mailed within 60 days of the close of the Trust’s taxable year to its unitholders who, in turn, (i) will be required to include in income for U.S. federal income tax purposes, as long-term capital gain, their shares of such undistributed amount, and (ii) will be entitled to credit their proportionate shares of the tax paid by the Trust on such undistributed amount against their U.S. federal income tax liabilities, if any, and to claim refunds on a properly-filed U.S. tax return to the extent the credit exceeds such liabilities. If the Trust makes this designation, for U.S. federal income tax purposes, the tax basis of units owned by a unitholder of the Trust will be increased by an amount equal to the difference between the amount of undistributed capital gains included in the unitholder’s gross income under clause (i) of the preceding sentence and the tax deemed paid by the unitholder under clause (ii) of the preceding sentence. The Trust is not required to, and there can be no assurance that the Trust will, make this designation if it retains all or a portion of its net capital gain in a taxable year.

In determining the amount available to support a Capital Gain Dividend (as defined below), its taxable income and its earnings and profits, a RIC generally may elect to treat part or all of any post-October capital loss (defined as the greatest of net capital loss, net long-term capital loss, or net short-term capital loss, in each case attributable to the portion of the taxable year after October 31) or late-year ordinary loss (generally, (i) net ordinary loss from the sale, exchange or other taxable disposition of property, attributable to the portion of the taxable year after October 31, plus (ii) other net ordinary loss attributable to the portion of the taxable year after December 31) as if incurred in the succeeding taxable year.

Amounts not distributed on a timely basis in accordance with a prescribed formula are subject to a nondeductible 4% excise tax at the Trust level. To avoid the tax, the Trust must distribute during each calendar year an amount generally equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for a one-year period generally ending on October 31 of the calendar year, and (3) all such ordinary income and capital gains that were not distributed in previous years. For purposes of the required excise tax distribution, ordinary gains and losses from the sale, exchange, or other taxable disposition of property that would be properly taken into account after October 31 are generally treated as arising on January 1 of the following calendar year. Also, for these purposes, the Trust will be treated as having distributed any amount on which it is subject to corporate income tax for the taxable year ending within the calendar year. The Trust intends generally to make distributions sufficient to avoid imposition of the excise tax, although the Trust reserves the right to pay an excise tax rather than make an additional distribution.

A distribution will be treated as paid on December 31 of a calendar year if it is declared by the Trust in October, November or December of that year with a record date in such a month and is paid by the Trust during January of the following year. Such distributions will be taxable to unitholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received. Capital losses in excess of capital gains (“net capital losses”) are not permitted to be deducted against the Trust’s net investment income. Instead, potentially subject to certain limitations, the Trust may carry net capital losses forward from any taxable year to subsequent taxable years to offset capital gains, if any, realized during such subsequent taxable years. Distributions from capital gains are generally made after applying any available capital loss carryforwards. Capital loss carryforwards are reduced to the extent they offset current-year net realized capital gains, whether the Trust retains or distributes such gains. If the Trust incurs or has incurred net capital losses, those losses will be carried forward to one or more subsequent taxable years without expiration; any such carryforward losses will retain their character as short-term or long-term.

Taxation of Trust Distributions. Distributions of investment income are generally taxable to unitholders as ordinary income. Taxes on distributions of capital gains are determined by how long the Trust owned the investments that generated them, rather than how long a unitholder has owned his or her units. In general, the Trust will recognize long-term capital gain or loss on investments it has owned for more than one year, and short-term capital gain or loss on investments it has owned for one year or less. Tax rules can alter the Trust’s holding period in investments and thereby affect the tax treatment of gain or loss on such investments. Distributions of net capital gain – the excess of net long-term capital gain over net short-term capital losses, in each case determined with reference to any loss carryforwards – that are properly reported by the Trust as capital gain dividends (“Capital Gain Dividends”) will be taxable to unitholders as long-term capital gains includible in net capital gain and may be taxable to individuals at reduced rates. Distributions of net short-term capital gain (as reduced by any net long-term capital loss for the taxable year) will be taxable to unitholders as ordinary income. Unitholders will be notified

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annually as to the U.S. federal tax status of Trust distributions. The Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals whose income exceeds certain threshold amounts, and of certain Trusts and estates under similar rules. The details of the implementation of this tax and of the calculation of net investment income, among other issues, are currently unclear and remain subject to future guidance. For these purposes, “net investment income” generally includes, among other things, (i) distributions paid by the Trust of net investment income and capital gains as described above, and (ii) any net gain from the sale, redemption or exchange of Trust units. Unitholders are advised to consult their tax advisors regarding the possible implications of this additional tax on their investment in the Trust. Distributions are taxable to unitholders even if they are paid from income or gains earned by the Trust before a unitholder’s investment (and thus were included in the price the unitholder paid for the Trust units). Investors should be careful to consider the tax implications of buying units of the Trust just prior to a distribution. The price of units purchased at this time will include the amount of the forthcoming distribution, but the distribution will generally be taxable.

A dividend or Capital Gain Dividend with respect to units of the Trust held by a tax-deferred or qualified plan, such as an IRA, retirement plan, or corporate pension or profit sharing plan, generally will not be taxable to the plan. Distributions from such plans will be taxable to individual participants under applicable tax rules without regard to the character of the income earned by the qualified plan. Unitholders should consult their tax advisors to determine the suitability of units of the Trust as an investment through such plans and the precise effect of an investment on their particular situation.

Unitholders will be notified annually as to the U.S. federal tax status of Trust distributions, and unitholders receiving distributions in the form of newly issued units will receive a report as to the value of the units received.

Qualified Dividend Income for Trusts that Hold Equity Securities. “Qualified dividend income” received by an individual is taxed at the rates applicable to net capital gain. In order for some portion of the dividends received by a unitholder to be qualified dividend income, the Trust must meet holding period and other requirements with respect to some portion of the dividend-paying stocks in the portfolio and the unitholder must meet holding period or other requirements with respect to the Trust’s units.

Dividends-Received Deduction for Trusts that Hold Equity Securities. In general, dividends of net investment income received by unitholders of the Trust will qualify for the 70% dividends-received deduction generally available to corporations to the extent of the amount of eligible dividends received by the Trust from domestic corporations for the taxable year.

Disposition of Units (including upon the termination date). Upon a sale, exchange or other disposition of Trust units (including upon liquidation or dissolution of the Trust on the termination date), a unitholder will generally realize a taxable gain or loss depending upon his or her basis in the units (including upon liquidation or dissolution of the Trust on the termination date). Gain or loss will be treated as capital gain or loss if the units are capital assets in the unitholder’s hands, and generally will be long-term or short-term capital gain or loss depending upon the unitholder’s holding period for the units. Any loss realized on a sale, exchange or other disposition (including upon liquidation or dissolution of the Trust on the termination date) will be disallowed to the extent the units disposed of are replaced (including through reinvestment of dividends) within a period of 61 days beginning 30 days before and ending 30 days after the units are disposed of. In such a case, the basis of the units acquired will be adjusted to reflect the disallowed loss. Any loss realized by a unitholder on the disposition of the Trust’s units held by the unitholder for six months or less will be treated for tax purposes as a long-term capital loss to the extent of any distributions of Capital Gain Dividends received or treated as having been received by the unitholder with respect to such units.

Market Discount. If the Trust purchases in the secondary market a debt security that has a fixed maturity date of more than one year from its date of issuance at a price lower than the stated redemption price of such debt security (or, in the case of a debt security issued with “original issue discount” (described below), a price below the debt security’s “revised issue price”), the excess of the stated redemption price over the purchase price is “market discount.” If the amount of market discount is more than a de minimis amount, a portion of such market discount must be included as ordinary income (not capital gain) by the Trust in each taxable year in which the Trust owns an interest in such debt security and receives a principal payment on it. In particular, the Trust will be required to allocate that principal payment first to the portion of the market discount on the debt security that has accrued but

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has not previously been includable in income. In general, the amount of market discount that must be included for each period is equal to the lesser of (i) the amount of market discount accruing during such period (plus any accrued market discount for prior periods not previously taken into account) or (ii) the amount of the principal payment with respect to such period. Generally, market discount accrues on a daily basis for each day the debt security is held by the Trust at a constant rate over the time remaining to the debt security’s maturity or, at the election of the Trust, at a constant yield to maturity which takes into account the semi-annual compounding of interest. Gain realized on the disposition of a market discount obligation must be recognized as ordinary interest income (not capital gain) to the extent of the accrued market discount.

Original Issue Discount. Certain debt securities may be treated as debt securities that were originally issued at a discount. Original issue discount can generally be defined as the difference between the price at which a security was issued and its stated redemption price at maturity. Original issue discount that accrues on a debt security in a given year generally is treated for U.S. federal income tax purposes as interest income that is included in the Trust’s income and, therefore, subject to the distribution requirements applicable to RICs, even though the Trust may not receive a corresponding amount of cash until a partial or full repayment or disposition of the debt security. Some debt securities may be purchased by the Trust at a discount that exceeds the original issue discount on such debt securities, if any. This additional discount represents market discount for U.S. federal income tax purposes (see above).

If the Trust holds the foregoing kinds of securities, it may be required to pay out as an income distribution each year an amount which is greater than the total amount of cash interest the Trust actually received. Such distributions may be made from the cash assets of the Trust or, if necessary, by disposition of Trust property including at a time when it may not be advantageous to do so. These dispositions may cause the Trust to realize higher amounts of short-term capital gains (generally taxed to unitholders at ordinary income tax rates) and, in the event the Trust realizes net capital gains from such transactions, its unitholders may receive a larger Capital Gain Dividend than if the Trust had not held such securities.

Options, Futures, Forward Contracts and Swaps. The tax treatment of certain contracts (including regulated futures contracts and non-equity options) entered into by the Trust will be governed by Section 1256 of the Code (“Section 1256 contracts”). Gains (or losses) on these contracts generally are considered to be 60% long-term and 40% short-term capital gains or losses (“60/40”), although foreign currency gains or losses arising from certain Section 1256 contracts may be treated as ordinary in character (see “Foreign Unitholders” below). Also, Section 1256 contracts held by the Trust at the end of each taxable year (and for purposes of the 4% excise tax, on certain other dates prescribed in the Code) are “marked-to-market” with the result that unrealized gains or losses are treated as though they were realized and the resulting gains or losses are treated as ordinary or 60/40 gains or losses, as appropriate.

The tax treatment of a payment made or received on a swap to which the Trust is a party, and in particular whether such payment is, in whole or in part, capital or ordinary in character, will vary depending upon the terms of the particular swap contract.

Transactions in options, futures, forward contracts and swaps undertaken by the Trust may result in the Trust’s investments in offsetting positions with respect to the reference asset possibly being treated as “straddles” for U.S. federal income tax purposes. The straddle rules may affect the character of gains (or losses) realized by the Trust, and losses realized by the Trust on positions that are part of a straddle may be deferred under the straddle rules, rather than being taken into account in calculating taxable income for the taxable year in which the losses are realized. In addition, certain carrying charges (including interest expense) associated with positions in a straddle may be required to be capitalized rather than deducted currently. Certain elections that the Trust may make with respect to its straddle positions may also affect the amount, character and timing of the recognition of gains or losses from the affected positions.

Because only a few regulations implementing the straddle rules have been promulgated, the consequences of such transactions to the Trust are not entirely clear. The straddle rules may increase the amount of short-term capital gain realized by a Trust, which is taxed as ordinary income when distributed to unitholders in a non-liquidating distribution. Because application of the straddle rules may affect the character of gains or losses, defer losses and/or accelerate the recognition of gains or losses from the affected straddle positions, if the Trust makes a non-liquidating

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distribution of its short-term capital gain, the amount which must be distributed to unitholders as ordinary income or long-term capital gain may be increased or decreased substantially as compared to a trust that did not engage in such transactions. Unitholders should read the material under the heading “Tax Status — Disposition of Units (including on the termination date)” for a description of the consequences of receiving a liquidating distribution from the Trust, including a liquidating distribution of the Trust’s short-term capital gain.

The Options included in the portfolio are exchange-traded options. Under Section 1256 of the Code, certain types of exchange-traded options are treated as if they were sold (i.e., “marked to market”) at the end of each year. Gain or loss is recognized on this deemed sale. Such treatment could cause the Trust to have taxable income without receiving cash. In order to maintain its RIC qualification, the Trust must distribute at least 90% of its income annually. If the Options are subject to Section 1256 of the Code and the Trust is unable to distribute marked-to-market gains to its unitholders, the Trust may lose its RIC qualification and be taxed as a regular corporation.

More generally, investments by the Trust in the Options are subject to numerous special and complex tax rules. These rules could affect whether gains and losses recognized by the Trust are treated as ordinary or capital, accelerate the recognition of income or gains to the Trust and defer or possibly prevent the recognition or use of certain losses by the Trust. The rules could, in turn, affect the amount, timing or character of the income distributed to unitholders by the Trust. In addition, because the tax rules applicable to such instruments may be uncertain under current law, an adverse determination or future IRS guidance with respect to these rules (which determination or guidance could be retroactive) may affect whether the Trust has made sufficient distributions and otherwise satisfied the relevant requirements (including qualifying income and diversification requirements) to maintain its qualification as a RIC and avoid a Trust-level tax. Accordingly, while the Trust intends to account for such transactions in a manner it deems to be appropriate, the IRS might not accept such treatment. If it did not, the status of the Trust as a regulated investment company might be affected. Further, requirements that must be met under the Code in order for the Trust to qualify as a regulated investment company, including the qualifying income and diversification requirements applicable to a the Trust’s assets may limit the extent to which the Trust will be able to engage in transactions in options.

Constructive Sales. Under certain circumstances, the Trust may recognize gain from a constructive sale of an “appreciated financial position” it holds if it enters into a short sale, forward contract or other transaction that substantially reduces the risk of loss with respect to the appreciated position. In that event, the Trust would be treated as if it had sold and immediately repurchased the property and would be taxed on any gain (but would not recognize any loss) from the constructive sale. The character of gain from a constructive sale would depend upon the Trust’s holding period in the property. Appropriate adjustments would be made in the amount of any gain or loss subsequently realized on the position to reflect the gain recognized on the constructive sale. Loss from a constructive sale would be recognized when the property was subsequently disposed of, and its character would depend on the Trust’s holding period and the application of various loss deferral provisions of the Code. Constructive sale treatment does not generally apply to a transaction if such transaction is closed on or before the end of the 30th day after the close of the Trust’s taxable year and the Trust holds the appreciated financial position throughout the 60-day period beginning with the day such transaction closed. The term “appreciated financial position” excludes any position that is “marked-to-market.”

Deductibility of Trust Expenses. Expenses incurred and deducted by the Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases a unitholder may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual’s adjusted gross income. Some individuals may also be subject to further limitations on the amount of their itemized deductions, depending on their income.

Backup Withholding. The Trust may be required to withhold U.S. federal income tax (“backup withholding”) from dividends and capital gains distributions paid to unitholders. Federal tax will be withheld if (1) the unitholder fails to furnish the Trust with the unitholder’s correct taxpayer identification number or social security number, (2) the IRS notifies the unitholder or the Trust that the unitholder has failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect, or (3) when required to do so, the unitholder fails to certify to the Trust that he or she is not subject to backup withholding. The current backup withholding rate is 28%. Any amounts withheld under the backup withholding rules may be credited against the unitholder’s U.S.

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federal income tax liability. In order for a foreign investor to qualify for exemption from the backup withholding tax rates and for reduced withholding tax rates under income tax treaties, the foreign investor must comply with special certification and filing requirements. Foreign investors in the Trust should consult their tax advisors in this regard.

Foreign Unitholders. Distributions that are properly designated as Capital Gain Dividends generally will not be subject to withholding of U.S. federal income tax, except as described below under “— FATCA” or above under “— Backup Withholding.” In general, dividends, other than Capital Gain Dividends, paid by the Trust to a unitholder that is not a “United States person” within the meaning of the Code (such unitholder, a “foreign unitholder”) are subject to withholding of U.S. federal income tax at a rate of 30% (or lower applicable treaty rate) even if they are funded by income or gains (such as portfolio interest, short-term capital gains or foreign-source dividend and interest income) that, if paid to a foreign unitholder directly, would not be subject to withholding.

RICs generally are not required to withhold any amounts (i) with respect to distributions from U.S.-source interest income of types similar to those not subject to U.S. federal income tax if earned directly by an individual foreign investor (other than distributions (w) to an investor that did not provide a satisfactory statement that the beneficial owner was not a United States person, (x) that were attributable to certain interest on an obligation issued by the investor, or by an obligor with respect to which the investor was a “10-percent shareholder” or a related “controlled foreign corporation,” or (y) to an investor that was within a foreign country that had an inadequate information exchange with the United States), to the extent such distributions were properly reported as such by the RIC in a written notice to its investors (“interest-related dividends”), or (ii) with respect to distributions of net short-term capital gains in excess of net long-term capital losses (other than distributions to an individual foreign investor who was present in the United States for a period or periods aggregating 183 days or more during the year of the distribution), to the extent such distributions were properly reported as such by the RIC in a written notice to its investors (“short-term capital gain dividends”). Foreign unitholders should contact their intermediaries regarding the application of these rules to their accounts.

If a foreign unitholder has a trade or business in the United States, and dividends from the Trust are effectively connected with the conduct by the beneficial holder of that trade or business, the dividends will generally be subject to U.S. federal income taxation at regular income tax rates and, in the case of a foreign corporation, may also be subject to a branch profits tax.

In general, except as described below under “—FATCA” or above under “—Backup Withholding,” a foreign unitholder is not subject to U.S. federal income tax on gains (and is not allowed a deduction for losses) realized on the sale of units of the Trust or on Capital Gain Dividends unless (i) such Capital Gain Dividend is effectively connected with the conduct of a trade or business carried on by such holder within the United States; or (ii) in the case of an individual holder, the holder is present in the United States for a period or periods aggregating 183 days or more during the year of the sale or the receipt of the Capital Gain Dividend and certain other conditions are met. If a unitholder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to U.S. federal income tax on a net basis only if it is also attributable to a permanent establishment maintained by the unitholder in the United States. Foreign unitholders should consult their tax advisors and, if holding units through intermediaries, their intermediaries, concerning the application of these rules to an investment in the Trust.

FATCA. The Foreign Account Tax Compliance Act (“FATCA”) imposes a 30% U.S. withholding tax on certain U.S. source payments, including interest (and OID), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a unitholder), unless such institution enters into an agreement with the Treasury to collect and provide to the Treasury certain information regarding U.S. financial account holders, including certain account holders that are foreign entities with U.S. owners, with such institution or otherwise complies with FATCA. FATCA also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

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The U.S. Treasury Department and the IRS have announced that withholding on payments of gross proceeds from a sale or redemption will only apply to payments made after December 31, 2018. If we (or an applicable withholding agent) determine withholding under FATCA is appropriate, we (or such agent) will withhold tax at the applicable statutory rate, without being required to pay any additional amounts in respect of such withholding. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Unitholders are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the Trust.

Tax Shelter Disclosure. Under Treasury regulations, if a unitholder recognizes a loss on a disposition of the Trust’s units of $2 million or more for an individual unitholder or $10 million or more for a corporate unitholder (including, for example, an insurance company holding separate account), the unitholder must file with the IRS a disclosure statement on Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but, under current guidance, unitholders of a RIC are not excepted. This filing requirement applies even though, as a practical matter, any such loss would not, for example, reduce the taxable income of an insurance company. Future guidance may extend the current exception from this reporting requirement to unitholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Unitholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Other Taxation. The foregoing discussion is primarily a summary of certain U.S. federal income tax consequences of investing in the Trust based on the law in effect as of the date of this prospectus. The discussion does not address in detail special tax rules applicable to certain classes of investors. Such shareholders may be subject to U.S. tax rules that differ significantly from those summarized above. You should consult your tax advisor for more information about your own tax situation, including possible other federal, state, local and, where applicable, foreign tax consequences of investing in the Trust.

LEGAL MATTERS

Cadwalader, Wickersham & Taft LLP, 200 Liberty Street, New York, New York 10281 acts as counsel for the Trust. Richards, Layton & Finger, P.A., 920 North King Street, Wilmington, Delaware 19801 acts as counsel for the Trustee and will pass on certain Delaware law matters regarding the units.

Independent Registered Public Accounting Firm

Grant Thornton LLP, independent registered public accounting firm, audited the statement of financial condition and the portfolio included in this prospectus.

B-24

PROSPECTUS

Olden Lane Target Outcome Fund 2

Capped Performance Portfolio with Buffer Protection

Linked to the SPDR® S&P 500® ETF Trust

Due [●], 2020

(OLDEN LANE TRUST SERIES 6)

Olden Lane Securities LLC

TABLE OF CONTENTS

Part A

Overview	A-1
Investment Objective	A-1
Principal Investment Strategy	A-1
The Options	A-4
Distributions	A-5
Essential Information	A-6
Fee Table	A-7
Example	A-8
Hypothetical Examples	A-8
Description of the Reference Asset	A-14
Unitholder Suitability	A-19
Principal Risks	A-20
Taxes	A-25
Reports	A-25
How to Purchase and Sell Units	A-25
Olden Lane Trust Series 6 Portfolio	A-27
Statement of Financial Condition	A-30
Report of Independent Registered Public Accounting Firm	A-31
Part B
Organization	B-1
Units	B-1
Purchasing Units	B-1
Redeeming and Selling Units	B-4
Investment Risks	B-7
Distribution of Units	B-9
Trust Administration	B-11
Trust Expenses	B-16
Portfolio Transaction and Brokerage Allocation	B-17
Tax Status	B-17
Legal Matters	B-24
Independent Registered Public Accounting Firm	B-24

Visit our website:
www.oldenlane.com
Contact us by e-mail:
info@oldenlane.com
Call Olden Lane Securities LLC: (609) 436-9595

Call The Bank of New York Mellon (Transfer Agent):
(800) 428-8890

Undertaking to File Reports

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Undertaking in Respect of Federal Securities Law Indemnities

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”), may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Contents of Registration Statement

This Registration Statement comprises the following papers and documents:

The facing sheet

The Prospectus consisting of 59 pages

The Undertaking to File Reports

The Undertaking in Respect of Federal Securities Law Indemnities

The Signatures

Consents of Independent Registered Public Accounting Firm and Counsel as indicated

The Following Exhibits:

1.1	Form of Principal Underwriting Agreement. Reference is made to Exhibit A(3)(a) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.
1.2	Form of Dealer Agreement. Reference is made to Exhibit A(3)(b) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.
3.1	Certificate of Formation of Depositor. Reference is made to Exhibit A(6)(a) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.
3.2	Limited Liability Company Operating Agreement of Depositor. Reference is made to Exhibit A(6)(b) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.
4.1	Master Trust Agreement. Reference is made to Exhibit A(1)(a) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.
4.2	Series 6 Trust Agreement Supplement dated [●].*
4.3	Certificate of Trust. Reference is made to Exhibit A(1)(c) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.
4.4	Form of Master Services Agreement. Reference is made to Exhibit A(2)(a) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.

4.5	Series 6 MSA Supplement dated [●].*
5.1	Opinion of counsel, including a consent to the use of its name in the Registration Statement.*
5.2	Opinion of counsel as to the Trust and legality of securities being registered, including a consent to the use of its name in the Registration Statement.*
14.1	Form of Code of Ethics of Trust and Depositor. Reference is made to Exhibit A(11) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.
23.1	Consent of Independent Registered Public Accounting Firm.*
23.2	Consent of Evaluator.*
24.1	Power of Attorney (included on signature page of Form S-6 for Olden Lane Trust (File No. 333-217271) as filed on April 12, 2017).
99.1	Form of Unit Certificate. Reference is made to Exhibit A(5) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.
99.2	Information regarding directors and officers of the Depositor. Reference is made to Exhibit E to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, Olden Lane Trust Series 6 has duly caused this amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Princeton, and State of New Jersey on the 19th day of April 2017.

OLDEN LANE TRUST SERIES 6,
as Registrant

By: OLDEN LANE SECURITIES LLC,
as Depositor

By:	/s/ Michel Serieyssol
Name: Michel Serieyssol
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment no. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michel Serieyssol	Chief Executive Officer	April 19, 2017
Michel Serieyssol	(Principal Executive Officer)

*	Chief Compliance Officer	April 19, 2017
Peter Marquardt	(Chief Compliance Officer)

*	Financial Operations Principal	April 19, 2017
Yuen Na Chun	(Principal Financial Officer)

* By:	/s/ Michel Serieyssol
Name: Michel Serieyssol
Title: Attorney in Fact

List of Exhibits

1.1	Form of Principal Underwriting Agreement. Reference is made to Exhibit A(3)(a) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.
1.2	Form of Dealer Agreement. Reference is made to Exhibit A(3)(b) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.
3.1	Certificate of Formation of Depositor. Reference is made to Exhibit A(6)(a) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.
3.2	Limited Liability Company Operating Agreement of Depositor. Reference is made to Exhibit A(6)(b) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.
4.1	Master Trust Agreement. Reference is made to Exhibit A(1)(a) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.
4.2	Series 6 Trust Agreement Supplement dated [●].*
4.3	Certificate of Trust. Reference is made to Exhibit A(1)(c) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.
4.4	Form of Master Services Agreement. Reference is made to Exhibit A(2)(a) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.
4.5	Series 6 MSA Supplement dated [●].*
5.1	Opinion of counsel, including a consent to the use of its name in the Registration Statement.*
5.2	Opinion of counsel as to the Trust and legality of securities being registered, including a consent to the use of its name in the Registration Statement.*
14.1	Form of Code of Ethics of Trust and Depositor. Reference is made to Exhibit A(11) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.
23.1	Consent of Independent Registered Public Accounting Firm.*
23.2	Consent of Evaluator.*
24.1	Power of Attorney (included on signature page of Form S-6 for Olden Lane Trust (File No. 333-217271) as filed on April 12, 2017).
99.1	Form of Unit Certificate. Reference is made to Exhibit A(5) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.
99.2	Information regarding directors and officers of the Depositor. Reference is made to Exhibit E to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.

_________________________

*To be supplied by amendment.